**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM C-AR

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box of Amendment is material and investors must reconfirm within five business days.

☒ **Form C-AR: Annual Report**

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer:
World Tree USA, LLC

*Legal status of issuer*

> *Form*
> Limited Liability Company

> *Jurisdiction of Incorporation / Organization*
> Nevada

> *Date of organization*
> June 3, 2015

**Physical address of issuer**
2447 Pacific Coast Hwy, 2nd Floor, Hermosa Beach, CA 90254

**Website of issuer**
https://worldtree.eco

**Current number of employees**
0

| | Most recent fiscal year-end December 31, 2024 | Prior fiscal year-end December 31, 2023 |
|---|---|---|

| | | | |
|---|---|---|---|
| Total Assets | $ 1,505,618 | $ | 1,881,893 |
| Cash & Cash Equivalents | $ 27,487 | $ | 264,682 |
| Accounts Receivable | $ 0 | $ | 0 |
| Short-term Debt | $ 14,507 | $ | 199 |
| Long-term Debt | $ 0 | $ | 0 |
| Revenues/Sales | $ 0 | $ | 0 |
| Cost of Goods Sold | $ 0 | $ | 0 |
| Taxes Paid | $ 0 | $ | 0 |
| Net Income/(Loss) | $ (1,937,018) | $ | (1,374,380) |

# ANNUAL REPORT
# FORM C-AR

## World Tree USA, LLC



   This annual report on Form C-AR (the "Form C-AR" or "Annual Report") is being furnished by World Tree USA, LLC, a Nevada limited liability company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

The Company, having offered and sold shares of its Series A 2018 COP Units, Series A Eco-Tree 2021 ACT Units, Series A Eco-Tree ACT Units,  Series A Eco-Tree 2023 ACT Units and Series A Eco-Tree 2024 ACT Units pursuant to Regulation Crowdfunding ("Regulation CF") under the Securities Act of 1933, is filing this Annual Report pursuant to Rule 202 of Regulation Crowdfunding (§227.202) for the fiscal year ended December 31, 2024.

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature.**

**The Company is filing this Annual Report pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://worldtree.eco no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

**THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.**

**Forward Looking Statement Disclosure**

*This Annual Report and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Annual Report are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Annual Report and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Annual Report, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward- looking statements.*

*Any forward-looking statement made by the Company in this Annual Report or any documents incorporated by reference herein or therein speaks only as of the date of this Annual Report. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

**DESCRIPTION OF THE COMPANY'S BUSINESS**

**The Company**

World Tree USA, LLC is a limited liability company formed and existing under the laws of the state of Nevada, USA. The Company's address is 2447 Pacific Coast Hwy, 2nd Floor, Hermosa Beach, CA 90254.

**The Eco-Tree Program**

The Company conducts its primary business through the Eco-Tree Program. The Eco-Tree Program harnesses the rapid growth-rate of the Empress Splendor tree to create positive environmental outcomes while simultaneously deriving profits from the growth, harvest and sale of Empress trees and lumber.

**The Manager**

Operations of the Company are directed by the Company's manager, World Tree Technologies, Inc., a Nevada corporation. The following is a diagram of the organizational structure:



**Business Objectives**

Empress Splendor (*Paulownia*) is a fast-growing hardwood tree ("ES Tree") that produces a lightweight hardwood with a very high strength to weight ratio. Grown on tree farms, its rapid growth rate, carbon sequestration and soil enhancing properties make it an ideal eco-timber. The Company acquires Empress Splendor startlings ("ES Startlings with the proceeds from each offering of our Series A membership Units. Farmers are engaged to plant and care for the Empress Splendor trees until maturity. Once mature, the trees can be harvested for use in lumber products (the "ES Lumber").

The Company is committed to the following goals:

A.  To promote the planting and Harvest of the Empress Splendor tree as a powerful way to impact the climate crisis, to regenerate the soil and to meet the world's growing demand for lumber.

B.  To create robust returns for Unit Holders and Farmers.

C.  To provide new opportunities to Farmers within the field of ES Tree agroforestry.

D.  To restore Earth's natural ecology, creating a legacy for future generations in a way that is environmentally and economically sustainable.

E.  To validate Empress-based forestry as more sustainable and more profitable than the current dominant models of commercial forestry.

## THE EMPRESS SPLENDOR TREE

### Meeting the demand for Sustainable Lumber

The world's growing appetite for wood and paper products is outstripping the supply of trees. The World Bank forecasts that global demand for lumber will quadruple by 2050, yet the supply of wood is decreasing.

Our natural forests are being cut down at a completely unsustainable rate. This includes irreplaceable native temperate, tropical and boreal forests, the "lungs of the planet" and the earth's largest terrestrial carbon sinks.

A third of the world's tree species, including popular hardwoods such as red cedar, are threatened with extinction[1].

The Company is meeting the surge in demand for sustainably sourced hardwood lumber through the development of tree farms based on the Empress Splendor tree.

### The Empress Splendor

The Empress Splendor (botanical name *Paulownia fortunei* and *Paulownia elongata*) is an extremely high growth rate hardwood tree. The growth rate is fueled by highly efficient form of photosynthesis.

Ostrom Climate, a leading provider of carbon management solutions, has confirmed that World Tree's Empress Splendor tree is one of the fastest-growing trees on the planet. While most trees take 20-50 years to reach harvest age, the Empress tree matures in just 8-12 years.

A study commissioned by the United States Department of Agriculture Forest Service reports:

"Rapid growth, favorable wood properties and silvical characteristics of some species make Paulownia desirable for many commercial forest products including timber."[2]

They continue to say:

*"Because Paulownia can grow rapidly to commercial size and growth is substantially enhanced by management activities such as coppicing and fertilization, irrigation, agrocropping, and pruning, its cultivation is particularly well suited for short-rotation silviculture (less than 20 years) by small landowners willing to invest in cultural treatments"*

Characteristics of the ES Tree include:

- Fast growing time: can grow 10-20 feet in first year and 5-10 feet per year thereafter (depending on growing conditions*)[3]*
- Timber varieties reach a height of 50-70 feet

---

[1] State of the World's Trees, Sept 2021

[2] https://link.springer.com/article/10.1007/s11676-019-01021-9

[3] http://www.permaship.org/Home/permaculture-concepts/paulownia-overview

- Non-invasive deep tri-tap root system[4]
- Natural built-in fire retardant [5]
- Ready for harvest within 8-12 years (depending on climate)[6]
- Regenerates up to 7 times from a single root system[7]

*Paulownia Origins*

*Paulownia* is native to China and is considered an introduced species in North America[8]. However, the oldest fossils of *Paulownia* leaves have been found in Washington state, U.S.[9] Dated at around 40,000 years before present, the leaves were positively identified by Dr. Charles J. Smily as Paulownia. He asserts that the tree became extinct in North America due to glaciation in the later ice ages. The tree was re-introduced to North America around 200 years ago.

**Paulownia and Non-Invasiveness**

There are many varieties of *Paulownia*. The Company grows *Paulownia fortunei* and *Paulownia elongata* varieties that are considered non-invasive species. The American Paulownia Association disputes the inclusion of any variety of Paulownia on the invasive species list[10]. The seeds from these species "rarely, if ever, germinate" in wildlands and "when they do germinate, they rarely survive more than a year".[11]

The management of the Company's Farms further reduces risks associated with invasiveness. The Manager engages in an intensive silviculture management regime in partnership with its Farmers and to date Farmers have not experienced any signs of invasiveness. The trees produce a shady canopy which is not conducive to seedling growth. Mid-successional vegetation (grass, weeds, brush, etc.) in and around the farms creates unsuitable conditions for natural propagation of new ES Trees, as clearly identified in scientific literature.[12]

**Carbon Sequestration**

Empress Splendor trees are highly effective at absorbing carbon, drawing down around 10 times as much carbon as a pine tree. Ostrom Climate concluded World Tree's Empress Splendor trees can absorb between 15-30 $tCO_2e$ per acre.

Carbon emissions are widely recognized as one of the most significant factors in global warming. Planting trees on degraded farmland and intercropping with other plants helps to mitigate global warming through carbon drawdown and provides other environmental benefits[13]. The Empress Splendor uses a very efficient form of photosynthesis which makes it a particularly powerful conduit for carbon drawdown.

---

[4] https://www.tfljournal.org/article.php?story=20080418100402327
[5] https://www.researchgate.net/publication/36431424_Flame_retardancy_of_paulownia_wood_and_its_mechanism
[6] https://energia.bio/wordpress/wp-content/uploads/2019/10/PaulowniaBooklet.pdf

[7] https://paulowniamp.files.wordpress.com/2010/05/paulownia-in-china.pdf
[8] https://www.invasivespeciesinfo.gov/terrestrial/plants/princess-tree
[9] Smiley, Charles J. (February 1961). "A Record of Paulownia in the Tertiary of North America". American Journal of Botany. 48 (2): 175–179. doi:10.2307/2439100. JSTOR 2439100
[10] http://worldtree.eco/files/Paulownia_noninvasive_APA.pdf
[11] Hyatt, Laura A. 1999. Differences between seed bank composition and field recruitment in a temperate zone deciduous forest. The American Midland Naturalist. 142(1): 31-38. [72109]
[12] Remaley, Tom, 2005
[13] https://www.drawdown.org/solutions/table-of-solutions

The USDA, National Agroforestry Sector is also a supporter of agroforestry: *"Agroforestry is an appealing option for sequestering carbon on agricultural lands because it can sequester significant amounts of carbon while leaving the bulk of the land in agricultural production. Simultaneously, it can help landowners and society address many other issues facing these lands, such as economic diversification, biodiversity, and water quality*[14]

Paul Hawken, editor of New York Times bestseller, *Drawdown: The Most Comprehensive Plan Ever Proposed to Reverse Global Warming,* makes the case even clearer: *"As of 2014, 709 million acres of land were used for afforestation. Establishing timber plantations on an additional 204 million acres of marginal lands can sequester 18.1 gigatons of carbon dioxide by 2050. The use of marginal lands for afforestation also indirectly avoids deforestation that otherwise would be done in the conventional system. At a cost of \$29 billion to implement, this additional area of timber plantations could produce a net profit for landowners of over \$392 billion by 2050."*

**Impact: Climate, Community and Biodiversity**

The Company's 2025 Impact Report reviewed the key areas where the Eco-Tree Program is having a significant impact. Some of the highlights of the report include:
Community:
- 370 growers in four countries provided new economic opportunities through the Eco-Tree Program
- 94% of growers engage their community in their Empress tree project.
- 28% of our growers include women in their operational teams

Climate:
- 69% of growers plant Empress trees to help the environment
- Over 900,000 $tCO_2e$ will be sequestered in the Eco-Tree Program from trees that are already planted
- 88% of Eco-Tree farmers use regenerative farming methods

Biodiversity:
- Sustainable lumber production protects forests and revives landscapes
- 68% of Eco-Tree farmers report increased wildlife on their property
- \$1,128,000 of pollination services to be delivered by 2035 from trees already planted.

**EMPRESS SPLENDOR LUMBER**

The Empress Splendor produces wood with the highest strength-to-weight ratio of any tree. The demand in Asia, combined with the largely unexplored North American market, represent a significant timber marketing opportunity, especially considering recent consumer shifts to sustainable products.

Empress Splendor lumber is characterized as being a blonde, lightweight, straight-grained timber which has low shrinkage, air dries quickly, and does not easily warp, crack or deform.[15]

_____

[14] https://www.srs.fs.usda.gov/pubs/ja/ja_schoeneberger002.pdf
[15] https://www.wood-database.com/paulownia/ andhttps://www.wood-database.com/wood-articles/ten-best-woods-youve-never-heard/

Lumber properties include:

- Lightest commercial wood grown in the United States
- Very high strength to weight ratio
- Easily peeled for veneer in 1/16 - 1/32-inch thickness
- Easily worked and resists cracking and splitting
- Perfect for close-tolerance cabinetry, fine furniture and joinery
- Accepts all normal finishing materials and bonds well with glue
- Air-dries in as little as 30 days and kiln dries in as little as a few days
- Remains stable during changes in humidity
- Experiences less shrinkage and expansion than most other woods
- Highly durable and resists decay under non-ground contact conditions
- A very good insulator with twice the R-value as pine or oak
- Insect and fire resistant
- Ignition temperature of approximately 420 degrees Celsius (other hardwoods ignite at approximately 220-225 degrees Celsius)

**Lumber**: **Technical Specifications**

***Density:***
Density @10% moisture content: 14.37 – 18.75 lbs./cuft
Density @ oven dried: 17.11 lbs./cu ft

***Chemical Composition:***
Alpha-Cellulose content: 40.72%; 38.50%-41.46%
Pentosan: 24.78%; 20.56%-25.35%
Lignin content: 20.87%; 21.24%-24.28%
Leaves: ursolic acid, $C_{30}H_{48}O_3$; matteucinol, $C_{18}H_{18}O_5$ Xylem: Paulownium, $C_{20}H_{18}O_7$@$CH_3OH$; d-Sesamin
Bark: syringin, $C_{17}H_{24}O_9$@$H_2O$; Catapinoside

***Bending & Compression Properties:***
Modulus of rupture (mor): 5420-5740 psi
Modulus of elasticity (moe) x 10 to 6th: 0.735-0.758 psi Compression parallel to grain: 2800-3560 psi
Compression perpendicular to grain: 300-440 psi
Shear parallel to grain: 800-1150 psi
BTU (British thermal unit)
7600-8400 per pound

***Hardness:***
Janka Hardness Scale: 260-300
Shrinkage Coefficient (%)
Specific gravity: 0.251 - 0.274 (23 to 30% of the density of water) Specific gravity @ 10% MC: 0.265
Radial: 1.1 - 2.7
Tangential: 2.1 – 4.9
Green to Oven Dry: 5.9

***Moisture Absorption:***
(92% Relative Humidity @ 20 degrees C)
1-day; 2-day; maximum
12%; 15%; 19%

**ES TREES AND FARMERS**

**Propagation**

Empress Splendor trees belong to the genus *Paulownia*. There are nine or more species of *Paulownia*, each with varying characteristics: seeds, flower size and color, leaf shape and most importantly trunk growth and branching patterns.

Not all Paulownia are suitable for lumber production and even within a species there can be huge variations in genetic quality. The following factors are critical for proper plant selection:

- Optimizing for trunk volume and high growth
- Minimal forking and branching
- Matching genotype with the climate and soil profile
- Plant resiliency and use of multiple varieties
- Non-invasiveness

The Manager has its own exclusive collection of ES Startling genotypes used in the Eco-Tree Program. These genotypes have been researched for their performance over time in various locations, and have been selected for timber quality, growth speed, and favorable carbon sequestration as compared with other trees.

Empress seeds require near perfect conditions, both abiotic and biotic, to germinate and survive. For this reason, World Tree does not grow Empress Splendor startlings (i.e. seedlings) from seed. Plants are propagated in a sterile, laboratory environment under strict management protocols to ensure optimal growing conditions.

The Manager acquired and continues to acquire the exclusive propagation rights to premium timber genotypes. The Manager currently has a collection of over 20 cultivars, providing considerable quality, genetic diversity and the ability to plant in a variety of climate zones.

The Manager is propagating these varieties through laboratory and nursery facilities in multiple locations. The Company utilizes an extremely specific cultivation regime, using carefully selected genetics and protocols to ensure disease free, high performing, elite cultivars.

Specific Paulownia cultivars are selected after a review of the proposed planting site's biotic and abiotic factors to match the area's specific characteristics. The ability to work locally in each region reduces costs and provides flexibility in the supply chain.

The deliberate strategy of logistic diversification reduces transportation issues and costs. Working with different suppliers also provides flexibility and reduces dependence on any one facility or region.

**Farmers and Planting**

The Manager has developed extensive relationships with Farmers across the United States, Costa Rica, Guatemala, and Mexico. Farmers are selected based on a variety of factors including the geographic location of the proposed farm.

Farmers enter into a Crop Contracting Agreement with the Manager for at least 10 years.

The Manager has available staff to respond to Farmer inquiries throughout each year and contacts the Farmer at least twice per year to review the health of the ES Trees. The Manager visits the Farmers annually until the Manager is satisfied with the health and status of the ES Trees and the ability of the Farmer to follow the guidelines and protocols set forth in the Crop Contracting Agreement. The Farmers receive a detailed report following each annual inspection with recommendations for actions to improve the performance of the ES Trees.

The Manager provides Farmers with pruning instructions and a grower's guide. The Farmer website, grower's guide and pruning instructions are translated into Spanish for the benefit of Latin American Farmers.

| Geographic location | World Tree selects Eco-Tree farmers using a rigorous screening process. Farm locations are assessed on the basis of temperature, rainfall, elevation and topography with a full walk through and soil testing performed. Farmers must demonstrate that their land is fully prepared for planting prior to any trees being sent to them. |
|---|---|
| Size and land cover | Minimum 10-20 acres of underutilized land with minimal to no tree cover, and which is not competitive with food production. This consists primarily of conversion of grazing lands (though grazing is compatible with Empress farms) or degraded agricultural lands. |
| Land feasibility | The geo-location is checked in a proprietary GIS system that has up-to-date information on land resources, climatic conditions, stock assets and control, agricultural inputs, growth yields, and many other data series are required for proper planning and management of land and biological assets. |
| Operational data | Targeted for collection and development, with the key objective for both to directly affect growth and monetization potential. |

**Planting Locations**

The Company plants Empress Splendor trees in diverse geographical areas to mitigate risks associated with adverse weather and disease.

Plantation locations are assessed on the basis of seasonal temperatures, average rainfall, elevation, soil type and the topography of the Land. Climate and other pertinent data are gathered from key real time data services and custom applications such as National Oceanic and Atmospheric Administration NOAA/NFMS (weather and climate), National Water Information System, U.S. Fish and Wildlife Services, U.S. Forest Service, Water Operations, and Remote Sensing (Sentinel 2, Ecostress, Lidar, Landsat). Soil classification data for the Company's sites is collected using the USDA's Web Soil Survey tool.

Soil: Ideal conditions for planting are a free draining, sandy loam soil with direct sunlight. ES Trees do not grow well in bottomland or wet soil, and it is recommended that the water table be deeper than 5 feet[16]. The ES Trees may require fertilizer depending on the local soil and climate.

Temperature: In North America, the recommended growing zones are 7-10 (see map below). To see substantial growth, summer temperatures of 70°F (21°C) and above for at least 5-6 months are optimal. ES Trees can withstand a low temperature of 0°F (-17°C) to -10°F (-23°C) for short periods of time and high temperatures up to 120°F (49°C). The trunks may be wrapped to help protect the tree.



Irrigation: ES Trees may require irrigation in the first few years while they establish their root system. Irrigation requirements depend on the area of planting and are assessed before a Farmer is accepted into the Eco-Tree Program. The Company is focusing its efforts on finding Farmers in zones with enough rainfall throughout the year to reduce irrigation demands. Farmers in drier areas are expected to irrigate.

**Planting Regimes by Region**

The Manager has planted ES Trees in 5 countries: Canada, Costa Rica, Guatemala, Mexico and the United States. There have been no new plantings in Canada since 2019, due to the comparatively short growing season which results in slower growing trees. In recent years, Guatemala has been subject to higher losses than other regions due to lower farmer engagement and supply chain issues compared to other regions. For this reason, planting in 2024 and 2025 is being limited to our three most successful growing areas: Costa Rica, Mexico, and the United States. However, we may still plant in Guatemala with farmers who have a proven track record of success from previous years.

The Manager has researched and tested various planting grids to determine optimal growing conditions for high quality lumber production. In the United States, ES Trees are planted a minimum of 20 feet apart (110 trees per acre) to allow optimum light for growth over the entire harvest cycle. However, in some regions (e.g. Mexico) closer spacing has been permitted so that Farmers are able to qualify for forestry grants that demand a spacing of at least 222 trees per acre. In these situations, thinning of trees or natural die-back may occur over time.

United States: Trees are typically planted on a 20ft x 20ft grid system (110 trees per acre). Tree losses are assessed in the first two years and up to 30 trees per acre are provided to Farmers as replacements. In this region planting is restricted primarily to April and May, with a short (6 week) delivery window.

Costa Rica: Trees are often planted with food crops to provide shade or to provide opportunities for Silvopasture. Tree density may be varying and averages 160 trees per acre. Planting season is from April to October.

Mexico: Trees are planted at 222 per acre to allow Farmers to qualify for government grants for assistance with maintenance. These grants (offered by the National Forestry Commission of Mexico and the Secretariat of Environment and Natural Resources) can be quite substantial and require a minimum density of 222 trees per acre. Planting can occur year-round. Trees are thinned to approximately 160 trees per acre around the third year after planting. Farmers are not provided replacement trees unless the cause was related to nursery stock or transport issues.

Guatemala: Guatemala farms utilize a variety of farming styles and are most similar to Costa Rica. The Manager allows Farmers some flexibility in planting regimes and planting can occur year-round. As discussed above, the Manager does not anticipate planting in Guatemala, however exceptions may made for growers with a proven track record.

**Agroforestry Management**

Tree susceptibility to pests or pathogens relies on two primary mechanisms: tolerance, reflecting a tree's ability to compensate for damage through sustained growth and reproduction levels; and resistance, reflecting a tree's ability to escape herbivory through phenological isolation, dissuading traits and limiting insect or pathogen performance.

The Company is continuously working to control abiotic factors that could affect Empress Splendor trees by increasing genetic variation and improving root architecture, anchorage, and stem properties related to windstorm and fire resistance. Tree size, bark thickness, tree architecture and vigor all play a role in a tree's survival capabilities. ES trees have an extraordinary capacity of sprouting very vigorously to survive and grow under adverse circumstances caused by fire, storms, insect attacks, etc.

The Manager continues to improve its training, workshops, webinars, growers' guide and operational management to apply the right silvicultural treatments at the right time, with the goal of mitigating risks, and improving growth performance and wood quality.

World Tree works closely with Farmers to apply appropriate site preparation techniques to improve afforestation and growth conditions. This includes water management (drainage and irrigation) and soil cultivation (plowing, harrowing, scarification, or mounding) when needed.

**Tree Survival**

The Company anticipates that over an average 10-year growing cycle some ES Trees, and in some cases entire plantations, will not survive. Losses may be due to weather, disease, lack of due care by farmers or breach of contract by the farmer. The Company plants ES Trees in a variety of locations in order to spread the impact of these risks.

The trees are most vulnerable in the first two years. The Manager replaces trees lost by the farmer in the first two years of planting. The Manager plans on an average of 30 replacement trees per acre. In the event that the replacement trees are not necessary, the Manager uses any unused funds for other purposes. Farmers must report losses which are verified by the Manager's farmer support team. Losses of more than 20% are red flagged for investigation and recommendations before replacement trees are sent.

In cases where a farmer is unable or unwilling to care for the trees, the Manager has the right to take over and manage the plantation pursuant to the terms of the Crop Contracting Agreement. However, if the trees are too small or too weak, the expense of managing the trees may outweigh the benefits, in which event the trees are written off as losses.

Many factors can impact tree survival including, but not limited to, genetic material, quality of plants, transportation, site selection, soil profile, climate, weather events, pests, disease, tree maintenance, farmer engagement and farmer ability to carry out maintenance over the short, medium and long term.

Tree survival by Series has been notably improving each year due to a number of factors:

- Improved cultivars
- Improved soil mapping, testing and sampling
- A rigorous 39-point farmer approval process
- Improved nursery performance, monitoring and transport
- Increased field visits and shorter farmer feedback cycles
- Improved auditing

**Site Selection and Genetic Trials in Costa Rica** Site selection has improved every year, as the Manager gathers data on the most successful growing regions. In the earlier Series, most of the farms in Costa Rica failed. This was due to multiple factors, linked to the high cloud cover in the mountainous terrain of central Costa Rica. This led to stunted tree growth and lower survival overall.

Costa Rica has many microclimates. Over the last 8 years the Company has been gathering data from a total of 5 different growing areas to identify the best sites. Combined with in genotype research and fertilization trials, the results from recent Series have been extremely good. Plant quality in 2024 was exceptionally good, and the Company saw rapid early-stage growth. One farm achieved the best 8 month growth rate ever recorded in the Eco-Tree Program.

**Protecting the Trees**

World Tree employs a variety of strategies to reduce the risk of damage to its Empress Splendor crops:

**Diversification of farms and nurseries**: Trees are planted across multiple farms thousands of miles apart to mitigate crop failure from weather events.

**Monitoring:** Farms are visited multiple times a year for data collection, monitoring and feedback to growers. World Tree uses forestry technology to monitor tree deliveries and measure tree performance.

**Genotype Selection:** World Tree has a collection of 30 field tested genotypes; selection is based on soil type and climate of the planting location.

**Contingency of 25%:** World Tree replaces up to 25% of tree losses on farms in the first two years of planting.

**Education:** Farmers are educated via grower's guides, webinars and onsite visits. Each farmer is visited in person and receives written reports on corrective actions to improve tree performance.

**Pests and Disease Management**

Fusarium Fungus, a highly aggressive fungus, has posed a challenge for several farms in Costa Rica. Farmers who failed to implement strict management protocols faced significant losses. Improved early detection of Fusarium has allowed for faster intervention, including updated nursery protocols and farmer education.

In the U.S., deer predation is an issue for some growers. The best protection from deer is fencing or tree tubes, which require an investment from the farmer.

**New Nursery and Farmer Grants in Mexico**
Mexico has become one of our strongest performing regions. The first Eco-Tree farms were planted in in northern Mexico, where the drier conditions made irrigation a critical aspect of tree maintenance. In practice most farmers were unable to keep up with the irrigation demands, and the Company shifted focus to Southern Mexico.

In the last two years, the Company has seen outstanding tree growth in Mexico due to the following factors:

- Identified a top-performing growing region in Southern Mexico.
- Secured a nursery partner consistently delivering high-quality plant material.
- Tested multiple Empress tree varieties, pinpointing one cultivar that outperforms all others in this climate.

Mexican growers have demonstrated exceptional site preparation, leading to strong early tree development. Farmers act quickly to address pests or diseases and, so far, we have seen no major concerns.

The Manager has formed a partnership with Mexico's National Forestry Commission (CONAFOR). Through this agreement, Empress trees are now included in their reforestation program, allowing participating farmers to access financial support.

This initiative provides meaningful capital that helps farmers:

- Offset early establishment costs.
- Maintain and manage their trees effectively.
- Ensure higher long-term retention and survival rates.

**RETURN ON HARVEST: YIELD AND SELLING PRICE**

For each Series, the Company raises capital from investors who receive Units in that Series. The proceeds of the Offering are used to acquire Startlings which are planted and cultivated by Farmers throughout North and Latin America.  The Startlings mature into ES Trees and are ready for Harvest and sale in approximately eight to twelve years. Harvest, sale, and distributions relating to the ES Trees may happen over a number of seasons, depending upon the maturity of the ES Trees and a number of other factors.

The costs of growing and maintaining the ES Trees are covered by the investment capital received for each Series. Any profits are distributed after the lumber is harvested and sold in 8-12 years.

Investors receive a pro-rata share of gross profits as stated in the Offering documents for the Series in which they invested.

Revenue from the harvest depends upon the following factors: number of trees planted, tree survival, lumber yield selling price of the lumber and harvest costs.

**Number of trees planted:** World Tree utilizes proprietary strains of *Paulownia* hybrids selected for lumber production, a planting density designed to maximize lumber production, and specialized silvicultural practices including coppicing and pruning to encourage rapid growth of clear, high-grade lumber. The 2016, 2018, 2020, 2021, 2022 and 2023 Series planted 110 trees for every 2000 Units issued (defined as an ES Acre). The 2024 Series is planting 140 trees per ES Acre.

**Tree survival:** Tree survival in well established Series currently ranges from 12% in the 2016 Series to 97% in the 2022 Series. While Survival has improved every year, the Company now models outcomes on an average survival of 65%, plus or minus 15%.

**Yield:** Our target yield is approximately 190 board feet (BF) per tree, or an average tree reaching a diameter of 18" and log-length of 16'.

**Harvest costs:** These includes the costs of harvest, transport, drying, milling and transport. Currently the average cost is approximately $1.50/bf however this varies with location.

**Price:** Average selling price is currently $5.89/bf

**Harvesting the Lumber**

Total harvest and processing costs range from approximately $1.50 to $2.20/bf depending on location and averages approximately $1.50/bf. Before logging and saw-milling, all costs of the operation are examined in a detailed financial pro forma, and a timber cruise estimates the volume and grade of lumber available for Harvest.

Many factors such as the location of plantation, distance to dry kilns, hauling cost, and availability of labor may impact the final Harvest costs. Initial estimates of harvest costs were based upon the Manager's experience harvesting ES on three (3) Empress Splendor farms in Georgia and South Carolina between December 2018 and February 2019. This has since been supplemented with current market data, including harvests performed in 2023/2024 in Pennsylvania. Third-party Harvest costs include, but are not limited to:

- *Harvest Manager*
- *Timber Cruise*
- *Erosion and Sedimentation Control Plans and fees*
- *Property boundary demarcation*
- *Road access development*
- *Fire suppression*
- *Cut, skid, and haul*

- *Milling*
- *Kiln Drying*
- *Grading*
- *Packaging*
- *Warehousing*
- *Transportation*

**Lumber Pricing**

World Tree forecasts an average sale price for the lumber of $5.89 per board foot. This price is formulated from a collection of sources including pricing for comparable lumber species, existing *Paulownia* pricing, our current sales to date and estimates from our team on how they plan to price ES Lumber by grade.

The price per board foot is determined by a number of factors. The quality of the lumber itself is an important factor and the Company sells in three main price brackets:

Grade 1 ($7.50 - $24/bf): High end appearance stock with no knots.
Grade 2 ($4.00 - $7.50/bf): Mid-grade, clear on 1 side, minor defects.
Grade 3 ($1.50-$3.50/bf): Low-grade fabrication stock with tight knots.

To date, the Manager has sold approximately 24,000 board feet of lumber at an average price of close to $6/BFT. We have a pipeline of customers at various stages from testing through to repeat orders.

Empress lumber is competitively priced with many incumbent species for specific uses and grades, though its primary value proposition is in its high quality. Due to its unique performance attributes as a lightweight lumber resistant to water and warping, Empress lumber can generate cost and operational savings in the manufacturing process. Many markets are in search for sustainable, high-performance alternatives to traditional species due to their diminishing supply.

**The Company is gaining traction in the US Market as demonstrated by:**

24,000 board feet of lumber sold to date by the Manager
2,332,000 BFT/year predicted from our active customers once our supply builds
$6/BFT average price across our lumber grades

The table below show the traction the Company has made in various markets and the average price paid per board foot.

| Industry | Number of Customers | Average Price (USD) | BFT |
|---|---|---|---|
| Musical Instruments | 4 | $6.77 | 2900 |
| Furniture | 3 | $5.50 | 4,950 |
| Marine | 7 | $6.14 | 15,875 |
| Miscellaneous | 2 | $4.50 | 500 |

**THE MARKET FOR EMPRESS SPLENDOR LUMBER**

World Tree is positioning itself to capture a significant share of a $170 billion wood market in the U.S. by introducing a new, sustainable hardwood.

Global lumber demand is forecasted to more than quadruple by 2050. Growing populations of middle to high income consumers are driving lumber consumption across all sectors. With species such as ash, western red cedar and redwood threatened with extinction, there is an urgent need for new sources of timber. World Tree's Empress allows for the rapid production of farmed lumber to meet this demand.

Another source of future demand is related to the sustainable nature of wood products (when produced from sustainably managed farms or forests). This is because wood is renewable, recyclable and biodegradable and can be produced with less energy and carbon emissions than artificial materials such as steel and plastic. Wood products make up 47% of all industrial raw materials manufactured in the U.S. and only consume 4% of the energy required to manufacture those materials.

The above-described market conditions, including anticipated growth in lumber demand, climate change induced shortages and growing demand for sustainably sourced timber, will make Empress lumber, soured from sustainable tree farms, well-positioned to acquire market share within the global lumber market.

**Market Highlights**

- Global demand for lumber and other wood products is anticipated to quadruple over the next 30 years (World Bank).

- Growing supply shortages due to development and climate change are becoming worse with time, Empress is an excellent replacement for at-risk species.

- Versatile lumber with many applications across a range of industries that require performance characteristics such as lightweight and water and warping resistance.

- The North American market is undeveloped, creating an opening for a first mover sustainable lumber supplier.

- Sustainably grown timber that appeals to green businesses and consumers.

**Threats to Lumber Supply**

The lumber supply is under growing threat, impacting both companies and consumers. Alongside a shift in consumer preference toward sustainable alternatives, businesses are also grappling with shortages in the current wood supply. Hotter, drier climates weaken tree populations while simultaneously bolstering pest activity. Typically active during summer, pests now thrive for longer periods due to warmer winters, which extend their breeding seasons and increase their numbers. Additionally, heat stress compromises trees' natural defenses, making them more vulnerable to pests and diseases.

Climate change is affecting commercially known tree species including redwoods, western red cedar, and swamp ash. These are slow-growing species, taking 25-50 years to mature, and are under threat of extinction. Empress Splendor is fast-growing and sustainable substitute for these species. The diagram below shows the relative sustainability and speed of growth of other comparable species.

*"The impact of the spruce beetle is catastrophic. We're facing a lumber crisis that is affecting everything from construction to furniture manufacturing"*
*- Holzindustrie Schweighofer*

*"Wildfires have decimated our forests, reducing our lumber yield significantly. We're struggling to meet demand, and the market is experiencing severe supply constraints"*
*- Weyerhauser Company*

*"The pine beetle outbreak has severely disrupted our supply chain. We're seeing unprecedented shortages in pine lumber, which has driven prices to record highs"*
*- West Fraser Timber Co.*

| Species | Threats |
|---------|---------|
| Pine | Mountain pine beetle, drought, wildfires |
| Redwood | Wildfires and climate change |
| Spruce | Spruce bark beetle |
| Cedar | Cedar bark beetle and fungal afflictions |
| Birch | Bronze birch borers, leaf miners, and aphids |
| Ash | Emerald ash borer |

**Market Appeal**

Empress lumber appeals to a broad range of markets due to its unique blend of characteristics:

**1. Light weight**
Empress (*Paulownia*) wood is almost as light as balsa. At a dry density of around 260 kg/m3, Empress is lighter than most common timbers. Density comparisons are western red cedar (340), pine (500) and teak (750). Light weight reduces transportation costs. Ideal for furniture, blades for wind turbines and aircraft where weight matters.

**2. High strength-to-weight ratio**
Empress has a very high strength to weight ratio, useful in construction of materials where a lightweight yet strong wood is needed, such as board sports, boating, musical instruments, furniture, wind turbine blades, mobile homes, and aircraft.

**3. Dimensional stability**
Highly stable, the wood does not shrink, expand, or warp with changes in humidity compared to most other woods. The shrinkage co-efficient of Empress lumber is very low compared to most timbers being 0.094 radially, 0.268 tangentially and 0.362 in volume, giving the dried timber a high level of dimensional stability.

Excellent for furniture, doors and windows that require close tolerances that are stable despite changes in temperature and moisture.

**4. Water resistant and buoyant**
Empress is extremely buoyant and does not absorb water. It can be used for outdoor furniture, decking, surfboards, and boats.

**5. Resistance to decay**
Empress is highly resistant to insect attack and rot. Research indicates the timber to be unattractive to termites.

**6. Hardness**
The Janka hardness rating for Empress is low at 1.3 kN. Western red cedar is rated at 1.5 and Meranti 2.6. This makes Empress easy to work and mold. An epoxy resin or PU varnish would be required to harden up the finished surface for uses such as flooring.

**7. Finishing**
Blond wood that stains readily to create multiple finishes. The sap of Empress is not gum or resinous based, which means that finishing products and solvents can be applied without risk of negative chemical interactions. This ability to take finishes makes for a flexible product with a chameleon-like ability to mimic other woods in terms of look and finish.

**8. Thermal insulation**
With one of the lowest thermal conductivities for wood at just 0.07 Kcal/m/hr/Cdeg, Empress lumber has excellent heat insulation capability. It is one of the best heat insulating timbers and is far superior to brick, concrete or steel.

**9. Fire resistance**
With an auto ignition temperature of around 400ºC (most hardwoods around 220ºC) Empress is reported to have a flame spreading rate considerably below most building codes. This is extremely important for commercial applications such as bed frames and furniture.

**10. Workability**
A major feature of Empress lumber is its ease of working. All aspects of carpentry such as machining, nailing, screwing, gluing, sanding, sawing, and handling are very user friendly with no splinters, cracking or splitting and excellent take-up of glues and finishes.

**11. Fine veneers**
The softness, stability, and workability of the wood mean that it can be peeled to create paper thin veneers of less than 1mm thickness (compared to other woods which typically veneer to only 2 mm).

**12. Dries quickly**
Empress air dries in 30 days; can be kiln dried in hours at high temperatures with minimal shrinkage. Reduces costs of drying and storage at a mill.

**Market Uses**
Empress lumber is well-suited for a variety of applications including furniture, construction, musical instruments, shipbuilding, cabinetry, molding and more. World Tree's focus is on meeting the demand for high quality, hardwood lumber for the North American market.

The Empress Splendor's attributes align well with these markets, offering a sustainable, high-quality alternative to traditional woods under growing environmental and regulatory scrutiny. As industries shift toward eco-friendly materials, Empress wood's rapid renewability, strength, and aesthetic appeal position it as a compelling solution.

Currently, Empress is being bought to make furniture, musical instruments, veneers, plywood and many other items. The following section describes the market size, with a focus on the U.S., and the characteristics of some of the top product segments into which Empress lumber may be sold.

**Veneers ($43.1 B Global market; CAGR 2.7%)**

The characteristics of Empress make it well-positioned to excel within the veneer market as it can be peeled at a thickness of less than 1mm when most veneers are peeled at 2mm or above.

The global veneer market was estimated to be valued at $43.1 B in 2025 and it is forecast to grow to over $56B by 2033[16]

This growth will primarily be driven by residential and commercial building construction, urbanization, and an increase in woodworking projects. Veneers are also seen as a more sustainable option than full wood construction and are able to be combined with other eco-friendly building material which should lead to increased demand in the coming years.

The North American market constituted about 6.8% of the global market in 2020 equating to $2.2B. This is estimated to grow to $2.7B by 2030 for a CAGR of 4.3%.

The North American market is anticipated to grow 1.2 times between 2020 and 2030 equating to incremental dollar opportunity of $524M and, according to the FMI Global Veneer Sheets 2020 report, the U.S. is considered a high opportunity country.

**Marine Industry ($20B US market; CAGR 5.3%)**

Empress lumber's high strength to weight ratio and low density make it ideal for buoyancy sensitive marine applications as in boat construction.

---

[16] Veneer Sheets Market Size Worth $64.26 Billion by 2033; Government's Initiatives towards Renovating Historical Places to Propel Growth." *GlobeNewswire News Room*, Brainy Insights Pvt. Ltd., 27 Feb. 2024, www.globenewswire.com/news-release/2024/02/27/2836335/0/en/Veneer-Sheets-Market-Size-Worth-64-26-Billion-by-2033-Government-s-Initiatives-Towards-Renovating-Historical-Places-to-Propel-Growth.html#:~:text=Increasing%20growth%20in%20the%20construction,growth%20in%20the%20period%20forecasted.&text=Newark%2C%20Feb.,USD%2064.26%20Billion%20by%202033

The global leisure boat market, which includes sailboats, jet boats, watercraft, etc. was valued at USD 42.30 billion in 2022 and is expected to grow at a compound annual growth rate (CAGR) of 5.3% from 2023 to 2030 (Grand View Research, 2024[17]). The North American market constitutes 45% of the global market equating to $20B in 2025[18].

**Customer Spotlight: Impulse Trading Company**

Impulse Trading Company is a wood distributor servicing the boat-building industry from Maryland to Georgia on the United States East Coast. Faced with supply change issues and increasing costs, they started testing World Tree's Empress lumber as a replacement for cedar. Their tests confirmed that Empress does not warp and has an incredibly high strength-to-weight ratio.

Impulse Trading is already gaining traction with Empress Splendor for its customers. To date, it has purchased 9,000 BFT from the Manager and has the potential to purchase up to 400,000 BFT/year.

*"...the grain is beautiful, and it takes on any glue or finishes without fail." – Jack King, CEO, Impulse Trading*

**Cabinetry ($21.5B US Market; 2.9% CAGR)**
The global Cabinet Market size was estimated at USD 131.29 billion in 2024, and is expected to reach USD 165.67 billion by 2029, growing at a CAGR of 4.76% during the forecast period (2024-2029) (Mordor Intelligence, 2024).

Demand for kitchen cabinets in the US is forecast to rise 2.9% annually to $20.9 billion in 2026. (Research and Markets, 2024).

The cabinetry market is closely linked to residential construction and spending on single and multi-family homes. Therefore, the short-term anticipated growth in residential home construction and home-improvement projects due to an increase in the number of people working from home, should positively influence the cabinetry market.

**Furniture ($74.1B US market; 5.5% CAGR)**

Empress lumber is incredibly lightweight, making it easy to handle and perfect for creating durable yet easy-to-move furniture. Its natural resistance to moisture and decay makes it ideal for indoor and outdoor use, ensuring longevity. The wood also has a smooth, fine grain that takes paint and stains beautifully, giving the furniture a polished, high-quality look.

---

[17] *Leisure Boat Market Size, Share & Trends Analysis Report By Type (New Leisure Boat, Used Leisure Boat), By Product (Motorized, Non-Motorized), By Region, And Segment Forecasts, 2023 - 2030.*

[18] Fortune Business Insights, 2023, *Boats Market Size, Share & COVID-19 Impact Analysis, By Type (Inboard and Outboard), By Size (Below 20 Ft, 20 – 50 Ft, and More than 50 Ft), By End-User (Commercial and Recreational),*

The US furniture wooden market will be valued at $74.1B in 2025 and is expected to grow at a CAGR of 5.5% from 2024 to 2038[19].

**Customer Spotlight: Voila! Creative Studio**

Voila! is a Los Angeles-based design studio specializing in sustainable design for furniture, artwork, and large-scale installations. They aim to create innovative, eco-friendly designs that blend aesthetics with environmental responsibility.

World Tree first connected with Voila! in 2021, recognizing a shared commitment to sustainability. Seeking a reliable and renewable source of lumber, Voila! began testing Empress wood to determine its suitability for their diverse applications. With its lightweight strength, smooth grain, and workability, Empress presented an opportunity to meet the company's creative and functional needs while aligning with its sustainability goals.

*"We threw it around, banged on it with a hammer, and dunked it in water.*

*It is a very steady wood. It doesn't bow and doesn't chip. Empress reduces the weight of my furniture by 30%.*

*It is now the standard wood for my products, and World Tree is my supplier." - Katrien Van der Schueren, Owner*

**Board Sports ($10.8B market, 7.5% CAGR)**

Empress lumber's high strength to weight ratio makes it ideal for the board sports product market which includes skis, surfboards, snowboards and more. Empress lumber is presently being sold for $18/bf for use as a surfboard core.

The US market for board sports was valued at $10.8B in 2025 and is estimated to grow to $18B by 2032[20], a CAGR of 7.5%. The US market accounts for the largest portion of the global market share.

**Musical Instruments ($2.5B US market, 7.4% CAGR)**

Empress wood is ideal for musical instruments due to its lightweight, which helps enhance resonance and tonal clarity. Its natural elasticity and ability to vibrate efficiently contribute to rich sound quality, especially in string and percussion instruments. The wood's fine, straight grain also provides excellent durability without compromising the instrument's overall performance.

---

[19] "Home Furniture Market - Size, Share & Industry Analysis." *Home Furniture Market - Size, Share & Industry Analysis*, www.mordorintelligence.com/industry-reports/global-home-furniture-market. Accessed 15 Mar. 2024.

[20] Research and Markets, 2024, *Board Sports - Global Strategic Business Report*.

The Company is gaining significant traction in the US guitar market. The US market for guitars will be worth $370M in 2025, with a CAGR of 5.8%, and will reach $700M in 2024[21].

**Customer Spotlight: Allparts Music Corporation**

Allparts® Music Corporation, founded in 1982 and based in Houston, Texas, is a premier distributor of guitar and bass parts. It serves a global clientele of retailers, builders, and musicians.

Allparts is using the Company's Empress Splendor as a fast-growing, lightweight, and sustainable alternative to swamp ash. After receiving wood samples, Allparts produced 200 prototype guitar bodies for testing. The results exceeded expectations, with the wood offering excellent resonance, a high strength-to-weight ratio, and remarkable lightness—qualities ideally suited for musical instruments.

In January 2025, Allparts introduced the Allparts Select Featherweight Models, a line of lightweight replacement bodies inspired by classic Fender® designs. These bodies feature a unique construction, combining a roasted Empress core with roasted swamp ash for the top and back. The hybrid design preserves the tonal qualities of swamp ash while significantly reducing weight. The result is a guitar body that is resonant, structurally stable and incredibly light.

*"This Allparts Select "featherweight" Tele Custom inspired replacement body features a roasted paulownia core sandwiched between roasted Swamp Ash. This magical combination produces a body that is beautiful, resonant, structurally stable and shockingly light!" – Allparts website.*

**Market Traction**

The Manager has harvested 4 tree farms from independent growers in order to create an inventory from which to develop the market. The focus to date has been on boutique sales, requiring small volumes as the Company does not have enough supply to service larger orders.

Empress is a relatively new material in the North American market and the sales cycle includes extensive testing. Potential customers require 12-36 months for testing before proceeding to orders. The Manager sends potential customers sample packs to facilitate the testing process.

To date, 17 customers have made orders and many of these are making repeat orders. 11 companies are completing testing and are negotiating on pricing/supply and a further 43 companies are in the testing phase.

---

[21] KBV Research, 2024, *North America Musical Instruments Market Size, Share & Industry Trends Analysis Report By Type (Stringed, Keyboard, Brass & Woodwind, and Percussion), By Distribution Channel, By Country and Growth Forecast, 2023 - 2030.*

Current customers include brand name guitar manufacturers, interior designers, furniture makers, boat builders and board surfboard manufacturers.

**Customer Traction: Highlights**

**Marine Applications**

- Finalizing two major offtake agreements

- Strategic partnership with Impulse Trading and Budsin Boats (electric boat manufacturer)

- An exclusive agreement and established repeat orders for boat construction with the North Carolina Maritime Museum

**Furniture**

- Developing sustainable headboard prototypes for hospitality industry

- Engaged with multiple domestic furniture manufacturers including Voila Creative Studios

- Working with designers/consultants on sustainable workplace solutions

**Board Sports**

- Customer surfboard builder has used Empress Splendor to produce solid wood boards that are beautiful and appealing to luxury consumers.

- This customer has a potential of up to 40,000 BFT/ year.

**Musical Instruments**

- Partnership with high-end guitar makers and "Nashville Pro" musicians

- Successful launch with Allparts Music (240 guitar blanks)

- Secured Maximum Guitar Works as a regular customer

- Participated in the NAMM show in January 2025

**RISK FACTORS**

Any or all of these risks or other as yet unidentified risks may have a material adverse effect on the Company's business and/or the return to the investors.

**Risks Related to the Company's Business**

*The Company has a limited operating history.*

World Tree USA, LLC was formed on June 3, 2015. The Company has undertaken multiple rounds of financing and has directed the planting of Empress Splendor trees. None of those previous plantings have reached maturity for Harvest. As such, the Company's business model remains unproven, the Company has little experience on which to draw, and the Company does not have a proven track record on which an investor may evaluate the Company's business, performance or projections.

***Investors do not purchase interests reflecting the entire operations of the Company.***

Investors purchase Units corresponding to the ES Trees. Specifically, Unit Holders do not share in the profits and losses of the Company generally, but only those profits and losses related to the specific Empress Splendor crop in which they have invested. In the event that the ES Trees are damaged or do not perform as expected, Investors may lose some or all of their investment notwithstanding the overall health and profitability of the Company as a whole or any other crop.

***Potential income from Harvest of the ES Trees is dependent on multiple factors beyond the control of the Company.***

Damage to standing ES Trees by fire or by insect or pest infestation, disease, prolonged drought, flooding, severe weather and other natural disasters may have a material adverse effect on the growth and survival of the ES Trees. Furthermore, weather conditions, timber growth cycles, access limitations, and availability of contract loggers and haulers may adversely affect the Company's ability to Harvest the ES Trees. Other changes in global climate conditions could intensify the severity and rate of occurrence of any one or more of the multiple risks the Company currently faces or introduce other risks that the Company cannot predict. Although damage from such causes is usually localized, affecting only a limited percentage of trees, there can be no assurance that any damage affecting the Company's crops will in fact be limited. As is common in the forest products industry, the Company does not maintain insurance coverage for damage to standing trees. Revenue from the ES Trees will be dependent to a significant extent on the pricing of the Company's lumber products and Company's ability to complete the Harvest. Therefore, if the Company were to be restricted from harvesting on a significant portion of ES Trees locations for a prolonged period of time, or if material damage to a significant portion of the ES Trees were to occur, Unit Holders may lose some or all of their investment.

Harvest activities are also subject to a number of federal, state and local regulations pertaining to the protection of fish, wildlife, water and other resources. Regulations, government agency policy and guidelines, and litigation, can restrict Harvest activities and increase costs. Examples include federal and state laws protecting threatened, endangered and "at-risk" species, harvesting and forestry road building activities that may be restricted under the U.S. Federal Clean Water Act, state forestry practices laws, laws protecting aboriginal rights, and other similar regulations.

***There is currently no market for Empress Splendor lumber in North America and no guarantee that one will develop.***

The market for Empress Splendor lumber in North America is unestablished. While other markets, such as the market in Asia, do exist, the Company's business plan relies on the development and expansion of the Empress Splendor lumber market in North America. If the Company is unable to develop the market, or if the market does not expand on its own, the Company may not be able to sell the ES Lumber at a profit, or at all, which would have an adverse effect on Unit value and return on an Investor's investment and may result in Unit Holders losing some or all of their investment.

***The Company relies on the efforts of third-party Farmers to plant and care for ES Trees.***

The Manager engages third-party Farmers from diverse locations to plant, grow and maintain the ES Trees paid for from proceeds of the Offering. Each Farmer's engagement is documented in a Crop Contracting Agreement between the Manager and such Farmer. Farmers must properly water, prune and care for the ES Trees throughout their growth cycle, and failure to do so could result in some or all of the ES Trees either dying or reducing the amount of ES Lumber harvested. A failure of Farmers to properly care for the ES Trees may have a material adverse effect on the value of the Units as well as profits to the Unit Holder upon Harvest.

***The Company does not conduct active, on-site monitoring of Farmers.***

While the Manager does engage in certain monitoring activities, including annual visits to Farms and collaboration with Farmers throughout the growth cycle of the ES Trees, it does not maintain continuous, on-site monitoring. ES Trees are subject to damage from insects, disease, wildlife and risks both known and unknown, and the Manager may not become aware of an imminent threat to a crop of ES Trees in a timely manner to initiate corrective measures or instruct the Farmer accordingly. Any delay in taking corrective actions to safeguard the ES Trees may have a material adverse effect on the Company.

***The Company may not be able to enforce its rights in the event of Farmer default.***

If a Farmer defaults under the terms of a Crop Contracting Agreement, the Manager has the right to access the ES Trees grown by such Farmer for ongoing care and Harvest. However, there may be legal or logistical difficulties that prevent the Manager from accessing such ES Trees. In the event the Manager loses access to a stand of ES Trees, the Company may lose the opportunity to derive any profits from such ES Trees, which in turn may have a material adverse effect on the value of the Units and on overall return on investment in the Units.

***Investors will be relying on the Manager to manage the ES Trees and achieve financial results.***

The success of the ES Trees and ultimate return on investment in the Units, to a large extent, depend on the good faith, experience, ability and judgment of the Manager and its consultants and advisors. The Company's management team has limited experience relevant to managing an agroforestry company. Furthermore, in the event of the loss of one or more members of the management team, Investors will have to rely on the discretion and ability of the remaining members in choosing, contracting with, monitoring and supervising Farmers, and creating a market for Empress Splendor lumber. If the Manager fails to make appropriate decisions with respect to Company operations or loses the services of one or more key members of its management team, the Company's ability to operate may be negatively affected, and the ES Trees may suffer.

***Investors will be relying on the Manager to effectively manage and allocate funds.***

The Company has provided significant funds to the Manager, including loans and advanced management fees, intended to cover providing trees to Farmers, farm management services and other operational needs. As of the reporting date, a substantial portion of these funds has been utilized by the Manager to cover operational expenses. Failure of the Manager to allocate and utilize funds effectively for essential activities including planting and ongoing care of ES Trees may lead to delays or defaults in it fulfilling its obligations to the Company. Such outcomes could adversely impact the Company's financial performance, its relationships with investors and farmers, and the overall success of the Eco-Tree program.

***The Company's auditor has raised questions about its ability to continue as a going concern.***

The Company has incurred losses since inception, does not have any revenue generating operations, and requires additional capital to fund operations. The Company's ability to continue as a going concern is dependent upon its ability to obtain capital financing from Investors in this and other offerings sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts. In the event the Company cannot raise sufficient funds to support its ongoing obligations, the Company may cease operations, and Investors may lose some or all of their investment in the Units.

***The Company has limited assets.***

The Company has only nominal capitalization and a significant portion of the Company's assets represent prepayments made to the Manager. As a result, recourse against the Company for any reason may be limited. In the event the Company is subject to litigation, judgments or fines that it cannot fund, the Company may need to cease operations, and Investors may lose some or all of their investment in the Units.

***The Company does not independently verify information obtained from third-party sources.***

The Company, together with the Manager, the Farmers, and other related entities, may rely upon certain data and information obtained from various third-party sources including industry information from government publications and publicly available third-party publications (collectively the "Data"). The Company has not independently verified much of the Data, nor has the Company commissioned any third party to collect or verify Data linked to or cited in this report. Data may be collected using third-party methodologies, which may differ from methodologies the Company would have used. Additionally, many third-party sources indicate that the information contained in their reports is believed to be reliable, but do not guarantee the accuracy and completeness of any such information. To the extent World Tree relies on any such data and information, and such data and information proves false, the value of the Units and overall return on investment in the Units may suffer.

**Risks Related to Doing Business in Foreign Jurisdictions**

***The Company may not be able to enforce its rights in all jurisdictions in which it operates.***

The Company has substantial foreign operations and is subject to multiple risks associated with planting crops in foreign countries.  The Company may not be able to enforce any of its rights, contractual or otherwise, in certain foreign jurisdictions, and the Company's management team lacks significant experience dealing with any such risks. These risks include but are not limited to:

- Political, social, and economic instability of each foreign jurisdiction in which the Company operates
- Fluctuations in currency exchange rates
- Fluctuations in, and regulatory uncertainty around, potential tariffs and import controls imposed by the US government and any other jurisdiction where the Company operates
- Compliance challenges due to different laws and regulatory environments
- Different legal status for property rights
- Logistical problems resulting from physical distance between the Manager and the ES Trees
- Cultural differences creating difficulties reaching agreements
- Difficulty obtaining and enforcing judgments in a foreign jurisdiction
- Subjection of the Company to litigation in foreign jurisdictions

***Foreign operations may be conducted through affiliates.***

Compliance with local laws and regulations outside of the United States and Canada may require the Company to operate through foreign affiliates, formed and existing under the laws of a foreign jurisdiction. In these cases, the ES Trees may need to be owned by such affiliates rather than the Company, which may negatively impact the flow of proceeds back to Unit Holders. Furthermore, the Manager may not be able to structure and manage such foreign affiliates to provide Unit Holders the same return as if the ES Trees were owned by the Company. The inability of the Manager to properly structure and manage its foreign affiliates may have a material adverse effect on the value of the Units and on the overall return on investment in the Units.

**Risks Related to Catastrophic Events**

***Catastrophic events may adversely affect the Company's business and the ES Trees.***

The Company is subject to the risk of various catastrophic events, including but not limited to the occurrence of severe regional or local weather events or trends, flooding, major earthquakes, tornadoes, volcanic eruptions, fires, significant geopolitical conditions or developments such as significant international trade disputes, terrorist attacks, armed conflict, domestic political unrest and regional health epidemics or global health pandemics. Any one or more of these events or conditions, or other catastrophic events or developments, could adversely affect the ES Trees, the Company's ability to operate its businesses, and market demand for Empress Splendor lumber, and may result in Unit Holders losing some or all of their investment in the Units.

***The effects on World Tree of the continuing economic disruption and uncertainty due to the COVID-19 pandemic are uncertain.***

In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus ("COVID-19") a global pandemic. In response, federal, state and local governments in the United States, as well as governments throughout the world, declared states of emergency and ordered preventative measures to contain and mitigate the spread of the virus. These measures, which have included stay home and similar mandates for individuals and closure or significant curtailment of many businesses, have caused significant economic disruption and uncertainty as well as disruption and volatility in global capital markets.  Other pandemics may erupt in the future and the extent to which disruptions caused by such pandemics may affect World Tree's business, results of operations, cash flows and financial condition, as well as World Tree's ability to plant, grow and harvest ES Trees and capital allocation priorities, including the timing and amount of disbursements to Unit Holders, are therefore highly uncertain and will depend on future developments, which cannot be predicted with confidence. Such developments include, but are not limited to: the future rate of occurrence or further mutation of COVID-19 or the outbreak of another virulent disease; continuation of or changes in governmental responses to disease outbreak, including without limitation the impact of any future vaccine mandates and testing requirements and employee and company contractor responses to such mandates and requirements; the duration of disease outbreak and consequential restrictions and business disruptions; the effectiveness of responsive government actions to contain and manage the disease; and the timing and effectiveness of treatment and testing options, including the ongoing efficacy and availability of vaccines.

To the extent global disease outbreaks or pandemics may adversely affect the Company's business and financial results, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section, or other risks of which the Company may not be currently aware.

**Risks Related to the Company's Units**

***There is no market for the Company's Units.***

There is no secondary market for the Units, and Investors may have to hold their Units indefinitely. Investors should assume that they may not be able to liquidate their investment or be able to pledge their Units as collateral for an indefinite period of time. An investment should only be considered by those investors who are able to make a long-term investment and bear the economic risk of a complete loss of their investment.

***The Units have no voting rights except as required under Nevada law.***

The rights granted to Unit Holders are determined by the Operating Agreement and Unit Designation. Unit Holders do not have the right to vote on any matters affecting the business of the Company and have no right to take part in the control or management of the Company. Exclusive authority and responsibility for controlling and managing the Company rests with the Manager, and Unit Holders have little or no ability to direct the actions of the Manager, or to remove the Manager except for cause.

***The Units feature limited economic rights to a specific crop of trees.***

Unit Holders only have rights to share in the profits, losses and distributions, if any, from a specific crop of trees. There are many factors that could negatively impact the crop of ES Trees, and there is no guarantee that any of the trees in the ES Trees will survive to maturity, or, if surviving to maturity, will produce marketable lumber. In the event the ES Trees does not reach maturity or fails to produce marketable lumber, Unit Holders may lose some or all of their investment in the Units.

***Investors may not be entitled to a jury trial with respect to claims arising under Offering Documents.***

The Company's Offering Documents provide that parties to all legal proceedings (except for legal proceedings brought under the U.S. federal securities laws) arising out of such Offering Documents waive their right to a trial by jury. Unit Holders bringing claims against the Company in connection with the Offering may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a Unit Holder asserts a claim against the Company, such claim may be heard only by a judge or justice of the applicable trial court, and the resulting trial may be conducted according to different civil procedures and may result in different outcomes than a trial by jury, including results that could be less favorable to the Unit Holder.

## FINANCIAL DISCUSSION

### Forward Looking Statements

*This section of the report includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words such as: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. Actual results could differ materially from those anticipated in these forward-looking statements as a result of any number of factors, including those set forth in this Annual Report on Form C-AR.*

*All written and oral forward-looking statements made in connection with this Annual Report on Form C-AR that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements, which apply only as of the date of this Annual Report. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.*

The following discussion relates to World Tree USA, LLC's financial condition and results of operations and includes audited financial data through December 31, 2024 and should be read in conjunction with our financial statements and the related notes included in this Annual Report on Form C-AR. The discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

### Executive Overview and Outlook

World Tree USA, LLC was organized as a Nevada limited liability company in June 2015. World Tree implements regenerative agroforestry projects; simultaneously reversing climate change and making significant economic impacts for small farmers and investors. We focus on protecting old growth forests and infusing capital, resiliency, and a long-term future to small farmers across North and Central America. To this end, the Company is focused on promoting, planting and harvesting the Empress Splendor tree through its Eco-Tree Program.

World Tree is built around a dynamic team of accomplished professionals and industry experts able to implement and execute leading edge planting programs at a rapid pace. We utilize the Empress Splendor (*Paulownia*) tree, the fastest growing tree in the world that consumes massive amounts of carbon, contributes significantly to soil health and resiliency and pairs perfectly with multiple intercropping and silvopasture regimes.

The Company follows a closely defined business strategy to develop and increase global geographic diversification to reduce the Company's exposure to business and other risks.

### 2025 Eco-Tree Program

To date, the Company has raised a total of $71,400 in its 2025 Eco-Tree Program in exchange for the issuance of: 70,000 Series A ETP 2025 Units; No cash proceeds were received for the 72,000 Series A Eco-Tree 2025 Units issued on behalf of the manager.

### 2024 Eco-Tree Program

The Company raised a total of $1,350,231 in its 2024 Eco-Tree Program. In fiscal year 2024, the Company raised $1,099,873 in gross proceeds in exchange for the issuance of: 508,403 Series A Eco-Tree 2024 Units; 116,250 Series A Eco-Tree 2024 ACT Units; No cash proceeds were received for the 240,000 Series A Eco-Tree 2024 Units issued on behalf of the manager. The remaining $250,358 in gross proceeds was raised in 2025 in exchange for the issuance of: 10,272 Series A Eco-Tree 2024 Units; and 98,014 Series A Eco-Tree 2024 ACT Units; No cash proceeds were received for the 150,000 Series A Eco-Tree 2024 Units issued on behalf of the manager. The following table sets forth the details of the capital raised by the Company for the 2024 Eco-Tree Program:

| | | Reg D | Reg S | Reg CF | Reg A | For services (in lieu of cash) | Total |
|---|---|---|---|---|---|---|---|
| **2024** | Units Issued | 508,403 | 240,000 | 116,250 | | | 864,653 |
| | Capital Raised | $ 882,206 | $ - | $ 217,667 | - | | $ 1,099,873 |
| | | | | | | | |
| **2025** | Units Issued | 10,272 | 150,000 | 98,014 | | | 258,286 |
| | Capital Raised | $ 22,600 | - | $ 227,758 | - | - | $ 250,358 |

## 2023 Eco-Tree Program

The Company raised a total of $986,615 in its 2023 Eco-Tree Program. In fiscal year 2023, the Company raised $828,616 in gross proceeds in exchange for the issuance of: 181,148 Series A Eco-Tree 2023 Units; 158,532 Series A Eco-Tree 2023 ACT Units; 175,967 Series A Eco-Tree 2023 CAN Units. The remaining $157,999 in gross proceeds was raised in 2024 in exchange for the issuance of: 50,526 Series A Eco-Tree 2023 Units; 2,000 Series A Eco-Tree 2023 CAN Units; and 37,000 Series A ETP 2022 Units. The following table sets forth the details of the capital raised by the Company for the 2023 Eco-Tree Program:

| | | Reg D | Reg S | Reg CF | Reg A | For services (in lieu of cash) | Total |
|---|---|---|---|---|---|---|---|
| **2023** | Units Issued | 181,148 | 175,967 | 158,532 | | | 515,647 |
| | Capital Raised | $ 282,100 | $ 264,250 | $ 282,266 | | | $ 828,616 |
| | | | | | | | |
| **2024** | Units Issued | 87,526 | 2,000 | - | - | - | 89,526 |
| | Capital Raised | $ 154,499 | $ 3,500 | $ - | $ - | $ - | $ 157,999 |

## 2022 Eco-Tree Program

The Company raised a total of $2,730,142 in its 2022 Eco-Tree Program. In fiscal year 2022, the Company raised $1,935,135 in gross proceeds in exchange for the issuance of: 636,602 Series A Eco-Tree 2022 Units; 161,701 Series A Eco-Tree 2021 ACT Units; 104,220 Series A SE 20592,22 Units; 69,353 Series A Eco-Tree 2022 CAN Units; and 115,825 Series A ETP 2022 Units. The remaining $795,007 in gross proceeds was raised in 2023 in exchange for the issuance of: 315,899 Series A Eco-Tree 2022 Units; 26,018 Series A SE 2022 Units; 2,000 Series A Eco-Tree 2022 CAN Units; and 161,164 Series A ETP 2022 Units. The following table sets forth the details of the capital raised by the Company for the 2022 Eco-Tree Program:

| | | Reg D | Reg S | Reg CF | Reg A | For services (in lieu of cash) | Total |
|---|---|---|---|---|---|---|---|
| **2022** | Units Issued | 752,427 | 69,353 | 265,921 | | | 1,087,701 |
| | Capital Raised | $ 1,239,326 | $ 131,770 | $ 522,641 | | | $ 1,893,737 |
| | | | | | | | |
| **2023** | Units Issued | 477,064 | 2,000 | 26,018 | - | - | 505,082 |
| | Capital Raised | $ 781,053 | $ 2,000 | $ 55,352 | $ - | $ - | $ 838,405 |

## 2021 Eco-Tree Program

The Company raised a total of $5,802,539 in its 2021 Eco-Tree Program. In fiscal year 2021, the Company raised $5,282,390 in gross proceeds in exchange for the issuance of: 2,712,560 Series A Eco-Tree 2021 Units; 638,434 Series A Eco-Tree 2021 ACT Units; and 32,940 Series A Eco-Tree 2021 CAN Units. The remaining $520,149 in gross proceeds was raised in January and February 2022 in exchange for the issuance of: 251,705 Series A Eco-Tree 2021 Units; and 29,500 Series A Eco-Tree 2021 CAN Units. The following table sets forth the details of the capital raised by the Company for the 2021 Eco-Tree Program:

| | | Reg D | Reg S | Reg CF | Reg A | For services (in lieu of cash) | Total |
|---|---|---|---|---|---|---|---|
| **2021** | Units Issued | 2,692,560 | 32,940 | 638,434 | - | 20,000 | 3,383,934 |
| | Capital Raised | $4,162,498 | 53,198 | $1,026,694 | $ - | $ 40,000 | $5,282,390 |
| **2022** | Units Issued | 251,705 | 29,500 | - | - | - | 281,205 |
| | Capital Raised | $ 469,399 | $ 50,750 | - | $ - | $ - | $ 520,149 |

## 2020 Eco-Tree Program

The Company raised a total of $5,964,830 in exchange for the issuance of 4,398,472 Series A 2020 Eco-Tree Units, with $4,406,000 being raised in exchange for the issuance of 3,112,085 Series A 2020 Eco-Tree Units in fiscal year 2020 and $1,558,830 being raised in exchange for the issuance of 1,286,387 Series A 2020 Eco-Tree Units in fiscal year 2019. The following table sets forth the details of the capital raised by the Company for the 2020 Eco-Tree Program:

| | | Reg D | Reg S | Reg CF | Reg A | For services (in lieu of cash) | Total |
|---|---|---|---|---|---|---|---|
| **2020** | Units Issued | 26,000 | 14,000 | - | 3,072,085 | - | 3,112,085 |
| | Capital Raised | $ 32,500 | $ 17,500 | - | $4,356,000 | - | $4,406,000 |
| **2019** | Units Issued | 966,597 | - | - | 292,340 | 27,450 | 1,286,387 |
| | Capital Raised | $1,208,247 | - | - | $ 320,020 | $ 30,563 | $1,558,830 |

## 2018 Eco-Tree Program (formerly called Carbon Offset Program)

The Company raised a total of $1,166,596 in exchange for the issuance of 1,187,152 Series A 2018 COP Units, with $946,412 being raised in exchange for the issuance of 946,856 Series A 2018 COP Units in fiscal year 2019 and $220,184 being raised in exchange for the issuance of 240,296 Series A 2018 COP Units in fiscal year 2018. The following table sets forth the details of the capital raised by the Company for the 2018 Eco-Tree Program:

| | | Reg D | Reg S | Reg CF | Reg A | For services (in lieu of cash) | Total |
|---|---|---|---|---|---|---|---|
| **2019** | Units Issued | 80,000 | - | 838,888 | - | 27,968 | 946,856 |
| | Capital Raised | $ 80,000 | - | $838,444 | - | $ 27,968 | $946,412 |
| **2018** | Units Issued | 55,556 | - | 169,740 | - | 15,000 | 240,296 |
| | Capital Raised | $ 50,000 | - | $155,184 | - | $ 15,000 | $220,184 |

## Results of Operations

To date, the Company has not had any revenues. The Company expects to harvest its first plantation inside of the Eco-Tree Program in 2027.

The following table shows the results of operations for the year ended 2024 compared to the year ended 2023.

|  | 2024 | 2023 |
|---|---|---|
| Revenue: | $ - | $ - |
| | | |
| Operating Expenses: | | |
| Professional fees | $ 70,034 | $ 91,772 |
| Sales and marketing | $ 61,395 | $ - |
| Management fees and operating costs – related party | $ 1,364,672 | $ 985,181 |
| Tree Losses | $ 440,917 | $ 297,448 |
| Other expenses | $ - | $ 1,170 |
| Total Operating Expenses | $ 1,937,018 | $ 1,375,571 |
| | | |
| Other Income | | |
| Interest Income | - | $ 1,191 |
| | | |
| Net loss | $ (1,937,018) | $ (1,374,380) |

*Operating Expenses*

Operating expenses were $1,937,018 for the year ended December 31, 2024 compared to $1,375,571 for the year ended December 31, 2023. The increase in operating expenses of $561,447 is primarily attributed to the increase in management and related party operating costs as well as marketing spend for the 2024 Reg CF.

**Liquidity and Capital Resources**

The following table summarizes total current assets, liabilities and working capital at December 31, 2024, compared to December 31, 2023:

|  | December 31, 2024 | December 31, 2023 | Increase (Decrease) |
|---|---|---|---|
| Current Assets | $ 27,487 | $ 264,682 | $ (237,195) |
| Current Liabilities | $ 14,507 | $ 199 | $ 14,308 |
| Working Capital | $ 12,980 | $ 264,483 | $ 251,503 |

At December 31, 2024, we had a working capital surplus of $12,980 as compared to working capital of $264,483 at December 31, 2023, a decrease of $251,503. The decrease in working capital is primarily attributable to higher operating expenses in 2024.

**Summary Cash flows for the year ended December 31, 2024 and 2023:**

|  | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Net cash used in operating activities | $ (1,130,365) | $ 1,077,234) |
| Net cash used in investing activities | $ (301,836) | $ (240,040)) |
| Net cash provided by financing activities | $ 1,178,494 | $ 1,577,868 |

The Company expects to continue raising proceeds from issuance of future stock offerings to maintain sufficient capital on-hand to fund operations on an ongoing basis. In addition, the Company remains focused on working with family offices and institutional investors to raise additional funds.

### *Cash Flows from Operating Activities*

Net cash used in operating activities was ($1,130,365) for the year ended December 31, 2024, compared to net cash used in operating activities of ($1,077,234) for the year ended December 31, 2023. Operating activities are heavily concentrated in the first few years and the expected return on these activities will be realized upon the sale of the lumber produced by the harvest.

### *Cash Flows from Investing Activities*

Net cash used in investing activities was ($ 301,836) for the year ended December 31, 2024, compared to net cash used in investing activities of ($240,040) during the same period in fiscal year 2023. Net cash used in investing activities was primarily comprised of deposits and the purchase of biological assets.

### *Cash Flows from Financing Activities*

For the year ended December 31, 2024, net cash provided by financing activities was $1,178,494 compared to net cash provided by financing activities of $1,577,868 during the same period in fiscal year 2023. The funds provided by financing activities in 2024 was primarily comprised of proceeds of sale of membership units less costs to sell.

### Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

### Going Concern Consideration

Our independent auditors included an explanatory paragraph in their report on the accompanying financial statements regarding concerns about our ability to continue as a going concern. Our financial statements contain additional note disclosures describing the circumstances that led to this disclosure by our independent auditors.

### Critical Accounting Policies and Use of Estimates

### Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Biological Assets

Biological assets consist of trees managed for future timber sales. Biological assets contain the assumption that the fair value of biological assets can be measured reliably. This assumption can be rebutted at the early stage of an asset's life and when fair value is not reliably determined. The trees have had little biological transformation since the initial costs were incurred and therefore cost approximates fair value. The cost of trees consists of the purchase price plus costs incurred to bring the trees to the current location and condition. Costs relating to ongoing management of the trees are expensed as farmer support costs as they are incurred.

The trees are recognized as biological assets when they are received by the Company's farmers. As of December 31, 2024 and 2023, 361,189 and 388,046 trees representing a cost of $1,309,129 and $1,261,468 respectively, were reported as biological assets.

As of December 31, 2024, current and future tree plantings are summarized below:

| | 2016 Offering | 2018 Offering | 2020 Offering | 2021 Offering | 2022 Offering | 2023 Offering | 2024 Offering |
|---|---|---|---|---|---|---|---|
| Units Issued | 200,000 | 1,187,152 | 4,398,472 | 3,665,139 | 1,592,782 | 605,173 | 615,293 |
| Noncash units | - | 42,968 | 27,450 | - | - | - | 243,361 |
| Units issued for which trees will be planted | 200,000 | 1,187,152 | 4,398,472 | 3,665,139 | 1,592,782 | 605,173 | 858,654 |
| Total Trees to be Purchased[1] | 14,000 | 83,101 | 307,893 | 257,033 | 111,915 | 42,362 | 79,425 |
| Total Trees to be Planted[2] | 11,000 | 65,293 | 241,916 | 201,583 | 87,933 | 33,285 | 60,106 |
| Total Trees for replacement[3] | 3,000 | 17,807 | 65,977 | 54,977 | 23,982 | 9,078 | 19,320 |
| Total Trees Planted | 10,866 | 65,618 | 287,980 | 201,607 | 84,280 | 31,250 | 11,086 |
| Total Trees still to be Planted | 134 | - | - | - | 3,653 | 2,035 | 49,020 |

**Notes:**
1. Total trees to be purchased is based on 140 trees per 2,000 units for the 2016-2023 Series and 185 trees per 2,000 units for the 2024 Series.
2. Total trees to be planted is based on 110 trees per 2,000 units for the 2016-2023 Series and 140 trees per 2,000 units for the 2024 Series.
3. Total trees for replacements is based on 30 trees per 2,000 units for the 2016-2023 Series and 45 trees per 2,000 units for the 2024 Series.

**Provisions and Contingent Liability Provisions**

Provisions and contingent liability provisions are recognized when there is a present legal or constructive obligation arising as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation and where a reliable estimate can be made of the amount of the obligation. Timing or exact amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available, including the risks and uncertainties associated with the present obligation. Provisions are discounted to their present values, where the time value of money is material.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the possibility of outflow of resources is remote.

**Deferred Offering Costs**

Costs associated with the offering of shares are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense.

**Income Taxes**

The Company is taxed as a partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, investors are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since inception. The Company currently is not under examination by any tax authority.

**Impact of COVID-19**

The lingering effects of the COVID-19 pandemic are now clearer than before, especially on the 2020 Eco-Tree Program. Limited farm inspections and labor shortages in 2020 and 2021 led to uneven tree performance, particularly in Costa Rica and Mexico.

Aside from this, the Company's operations were not materially impacted by the COVID-19 pandemic for the year ended December 31, 2024.

**Plan of Operations**

Planting for all Series up to the 2023 Series is now largely complete, with some small exceptions where farmers need additional time to plant the trees. Farms in the 2022 and 2023 Series are also eligible for replacement trees. Assessments of tree performance and replacement requests will be reviewed and replacement trees issued where appropriate.

In 2025, planting will be focused on the 2024 Eco-Tree Program. Farmers will be engaged in the primary growing regions, crop contracts signed, soil testing completed and farmer education provided. Nursery orders will be completed, with ongoing nursery inspections to maintain tree quality. It is anticipated that all the trees for the 2024 Series will be completed in the following growing regions: Costa Rica, Mexico and the United States.

Over the next 12 months, the Company intends to raise funds via offerings to accredited and non-accredited investors through the issuance of its Series A Units. We anticipate these sales will occur between the date of this report and December of 2025 and will correspond to the 2025 Series A units.

We have begun identifying farmers to plant trees funded by future offerings in the following target regions: United States, Costa Rica and Mexico. Additional marketing to identify famers will occur via social media, traditional media, print, online webinars, farmer referrals and other outreach activities.

Once interest from farmers is received, soil analysis, land check and (where appropriate) onsite visits on proposed planting sites must be conducted before entering into signed agreements with those farmers, followed by training on proper planting and cultivation of the ES Trees.

Trees will be planted within 12-18 months of receipt of funds (to allow time for propagation, hardening at the nursery, land checks and farmer training). While the exact timing of tree planting will depend on the date capital is received, we anticipate tree planting will begin in May 2026 and all trees will be planted within 18 months of closing our offering.

Ongoing activities include planting-year farm audits to establish planting grids and baseline data; planting-year farm reports for corrections to individual farm.

All farms are subject to ongoing reporting and oversight so that remediation action can be taken as necessary. This includes phone calls and site visits. Farms are also subject to periodic audits to assess biomass, survival and performance.

In addition, the Company is developing the lumber market with a view to acquiring customers and agreements in advance of the harvest dates.

**Discussion of Prior Crop Performance**

The Company currently has ES Trees planted on behalf of the Unit Holders for (i) Series A 2016; (ii) Series A 2018; (iii) Series A 2020; (iv) Series A 2021; (v) Series A 2022; and (vi) Series A 2023. In addition, trees are on order to be planted for Series A 2024.   The following information is based on audit information complete as of December 31, 2024.

For each Series, 110 the company plants 110 trees for every 2000 Units issued. In addition it will plant up to 30 replacement trees for every 2000 Units issued. For the 2024 Series, 140 trees are being planted for every 2000 Units issued, and up to 45 replacement trees.

The table below shows approximate tree survival for prior Series, as reported to investors in the February 2025 Annual Tree Series Reports.

It is too early to report survival for Series A, 2023 and 2024 tree plantings.

| Eco-Tree Class | Units Issued | Capital Raised | #Trees | Survival | #Farms |
|---|---|---|---|---|---|
| 2016 | 200,000 | $ 130,000 | 10,866 | 12% | 44 |
| 2018 | 1,187,152 | $1,166,596 | 65,618 | 40% | 48 |
| 2020 | 4,398,472 | $5,964,830 | 242,965 | 57% | 132 |
| 2021 | 3,665,139 | $5,802,539 | 199,198 | 77% | 89 |
| 2022 | 1,592,782 | $2,730,142 | 87,603 | 97% | 41 |
| 2023 | 605,173 | $ 986,615 | 33,285 | NA | 31 |
| 2024 | 858,654 | $1,099,873 | 79,426 | NA | NA |

**2016 Series:** The Series has faced significant challenges, including adverse weather conditions and farmer disengagement issues, particularly in Costa Rica. However, there have been few changes overall since last year and we continue to engage with farmers to improve outcomes. Famers in Alabama, Georgia, and Northern Florida have yielded promising results, with trees reaching over 50 feet in height.  The current focus is on securing customers for the harvest, which we expect to be at the end of 2027.

**2018 Series:** Tree farms in Costa Rica and Mexico for this Series have been subject to substantial losses. In both regions, these early losses have helped to inform future Series regarding the ideal genotypes, nurseries and locations for planting. Farms in Guatemala and the United States are holding steady. Overall, 26 of the 48 growers initially contracted remain in the program.

**2020 Series:** The lingering effects of the COVID-19 pandemic are now clearer than before. Limited farm inspections and labor shortages in early planting years led to uneven tree performance, particularly in Costa Rica and Mexico. In Costa Rica, Fusarium, the highly aggressive fungus highlighted above, poses a challenge for many farms in this Series. The Manager designed a treatment protocol and many farmers from this series have diligently followed the recommended regime. This process has been demanding, but those farmers are pleased with the positive results. Protocols have also been implemented at the nursery to ensure root protection for future plantings.

In Guatemala the company has seen strong commitment from farmers and has identified a strong cultivar that grows extremely well in the region.

The U.S farmers are a large cohort of 50 individual farms, widely dispersed geographically and there is a lot of variation in results. At the core of this Series are a group of extremely committed growers with established and successful tree farms. These growers have been highly engaged with our team and maintained high-quality trees, by following our protocols. These growers are mainly clustered around Southern Alabama, South Georgia and Northern Florida, which has excellent sandy-loam soil.

**2021 Series:** The majority of Costa Rican farms in this series are performing well, with relatively low mortality rates and minimal issues related to pests or disease. This success reflects lessons learned from previous years, which have allowed us to refine site selection, tree care protocols, and farmer support systems.

The Guatemalan farms in this series include a mix of large-scale commercial growers and smallholder farmers, with nearly 40,000 trees planted in the northern region. This cohort has shown exceptional commitment, closely following technical recommendations closely and implementing best practices in agroforestry.

The Company partnered with a nursery in Petén, significantly improving tree quality and survival rates. Additionally, farmers at the largest site took the initiative to dig irrigation ditches and replace underperforming trees with stronger varieties.

The 2021 Series farms in Mexico are concentrated in Oaxaca and the south-central region, where our trees have continued to demonstrate exceptional growth rates. Our strains have performed consistently well, leading to low pest pressure and high survival rates.

Our strategic shift away from highly acidic soils and previously planted pine or cotton farms has continued to lead to improved survival rates and tree growth, making this series the most successful in the U.S. region, even outperforming earlier plantings. However, some areas still face challenges due to poor maintenance, unsuitable locations, waterlogged sites and deer populations.

**2022 Series:** Tree planting is complete for this Series, however many farms remain eligible for replacement trees. In all regions, farms are demonstrating strong overall performance.

Mexico has consistently delivered some of the best tree growth performance in recent years, leading us to prioritize expansion in this region. The south-central zone, in particular, has demonstrated ideal growing conditions, with our Empress trees achieving rapid and consistent development. This reliability not only makes our program easier to scale but also fosters collaboration among farmers, strengthening the overall network.

Pest and disease management in Mexico has been notably effective. Farmers respond swiftly to any issues, and our regional forestry team has provided proactive guidance to maintain tree health. Additionally, our partnership with CONAFOR (Mexico's National Forestry Commission) has provided crucial financial support to farmers in the early years of tree establishment. This collaboration has been instrumental in ensuring the long-term sustainability of participating farms and will continue to benefit future investment series.

**2023 Series:** Most of the farms in this Series were planted in 2024 and are still eligible for replacement trees. As with the 2022 Series, the 2023 Series includes a large number of plantings in Mexico where we are seeing some of the best farms and a cohort of highly committed farmers. The 2023 Series in the United States has experienced inconsistent growth, with trees showing less vigor than in previous years. After extensive investigation, we identified a core issue with one of our nurseries, which affected early-stage tree development. Fortunately, the affected trees have established strong root systems. We anticipate that most will rebound after coppicing in the spring. Any trees that fail to recover will be replaced at no cost to farmers, ensuring that the value of the Series remains intact. Going forward, we have taken corrective measures with our nursery partners to prevent this issue from recurring in future plantings.

**2024 Series**: Planting for the 2024 Series is well on its way with over 11,000 trees already planted in USA and Mexico. Planting will continue in 2025 throughout the USA, Mexico and Costa Rica.

**DIRECTORS AND OFFICERS**

**We operate under the direction of our** Manager, World Tree Technologies, Inc., which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our asset acquisition strategy. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

Our Manager performs its duties and responsibilities pursuant to our Operating Agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our Unit holders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

| Name | Position | Age | Term of Office | Approx hours per week for part time employees |
|---|---|---|---|---|
| Douglas Willmore | CEO, Co-chairman | 63 | Dec 2019 | |
| Nathan Donohoe | CFO | 40 | May 2024 | |
| Drake Sweezey | COO | 31 | May 2023 | |
| Wendy Burton | Co-Chairman | 61 | June 2015 | |
| Allan English | Director | | Jan 2021 | |
| Catherine Key | Director | | June 2015 | |
| Todd Fein | Director | | Jan 2021 | |
| Filippo Bozotti | Director | | Jan 2021 | |
| Chris Wedding | Director | | Jan 2021 | |

**Wendy Burton**

Wendy Burton, Founder and Chairman of World Tree Technologies, Inc., has dedicated over 24 years to the Empress Splendor tree and its role in sustainable forestry. Since founding World Tree in 2002, she has championed the regeneration of forests and the fight against climate change through plantation-based timber.

Wendy's expertise stems from hands-on experience including planting thousands of trees, managing large-scale plantations, and pioneering best practices for Empress Splendor cultivation. Her work has attracted partnerships with industry leaders, including Fender Guitars and led to World Tree's first lumber warehouse.

A passionate advocate for environmental stewardship, Wendy has shared her vision through media appearances, including *60 Minutes* and *Family and Home*. Originally from Canada, her goal is to inspire future generations to plant trees and protect the planet.

**Douglas Willmore – Chief Executive Officer, Co-Chairman**

Doug Willmore has over five years of experience leading World Tree, bringing a wealth of expertise from both the public and private sectors. Under his leadership, World Tree has expanded its impact in sustainable forestry, carbon sequestration, and regenerative agriculture.

Before joining World Tree, Doug served as City Manager of Rancho Palos Verdes, CA, and previously led the financial turnaround of the City of Bell, CA, restoring its fiscal health after a major governance scandal. As Chief Administrative Officer of Salt Lake County, UT, he managed over 4,000 employees and an $800M budget, navigating the 2008 financial crisis while increasing efficiency and infrastructure investment.

In the private sector, Doug was CEO and a principal shareholder of a research pathology lab, growing it from $1.2M to $22.2M in revenue before its successful sale. He also worked with USAID in Central America and has been a sought-after consultant for Fortune 100 companies.

Doug holds a BS in Public Administration from George Mason University and a Master's in Public Administration from the University of Utah.

**Drake Sweezey – Chief Operations Officer**

Drake Swezey is an operations specialist focused on regenerative agroforestry and natural resource management. With a background in both farming and business, he excels at bridging these worlds to create impactful, sustainable solutions. He believes strong relationships are key to success in both business and life.

Drake holds a BS in Environmental Science from Santa Clara University and an MBA from the University of Colorado Boulder.

**Nathan Donohoe - Chief Financial Officer**

Nathan Donohoe started his career in Los Angeles running Jeremy Garelick's production company, producing the feature film Wedding Ringer as well as acquiring properties to develop into television and film. After nearly a decade in the entertainment industry, Nathan founded a business management firm and quickly attracted top clients in design, entertainment, health care and manufacturing, offering fractional CFO services to drive change, support quick and robust growth, all while seeing strategic goals through to the end. Former clients include WorkingNation, a media outlet focused on structural unemployment in the US founded by Art Bilger, a founding partner of Apollo Advisors. Nathan holds a BBA with a focus in Accounting and a MS in Marketing from Texas A&M.

**Additional Directors**

**Allan English, former Founder and CEO of Silver Chef**

Allan English founded Silver Chef Limited in 1986, growing it into a publicly listed, B-Corp-certified company providing equipment funding for small and medium-sized businesses in Australia, New Zealand, and Canada. In 2010, he established the English Family Foundation, donating over 50% of family shares to drive social impact. Through this initiative, Silver Chef helped fund 1.5 million people out of poverty by 2019.

A recognized leader in business and philanthropy, Allan has received numerous awards, including Queensland Entrepreneur of the Year (2006), Australian Philanthropy Leader of the Year (2014), and inclusion in the Australian Financial Review's *21 True Leaders* (2017). He was appointed a Member of the Order of Australia in 2020.

Allan has served on boards including The School of Social Entrepreneurs and The Funding Network and currently sits on the advisory board for the Australian Centre for Philanthropy and Nonprofit Studies and the impact investment fund ImpaQt Queensland. He and his wife live in Brisbane and enjoy traveling to visit their three grown children.

**Dr. Catherine Key – President and Chief Business Development Officer**

Dr. Catherine (Cathy) Key is the creator of the Eco-Tree Program and served as President of World Tree until February 2025. Since 2015, she has worked extensively with the Empress Splendor tree (*Paulownia*), overseeing operations across five countries, including tissue labs, nurseries, and farmer networks. She played a key role in developing audit processes, diversifying supply chains, and managing biological assets, while also leading the Company's agroforestry investment offerings.

With a PhD in Anthropology specializing in the economics of cooperation, Cathy brings a unique blend of research, business, and investment expertise. Before World Tree, she founded and ran a successful software company, working with major organizations like Telus, McGill University, and Johnson & Johnson. She previously lectured at University College London and was an early pioneer in online education.

A passionate advocate for environmental and social impact, Cathy has spoken at conferences such as the Social Finance Forum and Sustainatopia and has advised mission-driven businesses. She remains committed to creating innovative solutions that benefit people and the planet.

**Chris Wedding, Executive in Residence at Duke & Managing Director of IronOak Energy Capital**

Dr. Chris Wedding is a seasoned investor, professor, startup founder, investment banker, and executive coach with over $1 billion in investment experience and 40,000+ professionals taught. His expertise spans climate tech, renewable energy, ESG investing, corporate sustainability, and green real estate.

He is the Founder of Entrepreneurs for Impact, an executive coaching program for climate CEOs, and Managing Director of IronOak Energy Capital, an investment banking firm focused on energy and environmental solutions. He also holds faculty roles at Duke University and UNC-Chapel Hill and was previously a Director and Senior Advisor at Cherokee Investment Partners, a private equity firm that raised over $2 billion and backed 150+ startups.

Chris has worked in 20+ countries and speaks Spanish, Japanese, and Creole. A frequent speaker at energy and finance conferences, he also shares insights on climate finance, leadership, and impact investing through his ZERO newsletter and CLIMATE CHANGE INVESTMENT BRIEF.

He holds a BS summa cum laude in Environmental Science from Western Kentucky University and an MS and PhD in real estate and energy strategy from UNC. He lives in Chapel Hill, North Carolina, with his wife and three children.

**Filippo Bozotti, Co-Founder of Tribewanted Ltd.**

Born in Milan, Italy, with a degree from Boston University, Filippo Bozotti is the co-founder of Tribewanted Ltd (tribewanted.com), developing sustainable communities for eco-tourism in Fiji (2007-2012), and Sierra Leone (2010-2015). Both projects were handed back to the local community after five years, and Filippo founded Tribewanted Monestevole in Umbria, Italy (2013-present), retrofitting a 15th century borgo into a sustainable hamlet and farm. Monestevole welcomes dozens of school groups and retreats every year, offering a fully immersive sustainable experience.

Prior to Tribewanted, Filippo worked as a documentary film producer in New York and was a founding partner of Shine On Sierra Leone, a non-profit operating in healthcare, education and microfinance in Sierra Leone. In Italy, Filippo is a partner in Italia che Cambia (Italiachecambia.org), a newspaper that focuses on positive news, which counts over 200,000 unique readers a month. As a youth, Filippo lived in France and Switzerland before moving to Boston; he is fluent in Italian, English and French. His passions are sustainable living and social activism; his hobbies are horse riding, permaculture and traveling to off-the-beaten-path locations. He lives in Monestevole, Umbria, Italy with his wife and daughter.

**Todd Fein, CEO of Green Diamond**

Todd Fein is a visionary executive with 25 years of experience in management consulting, technology, and sustainability. As CEO of Green Diamond, he helps corporations and government agencies achieve maximum, sustainable performance. He also serves on the Board of the World Future Society, speaks globally, and has been featured in Forbes.

Todd has led pioneering sustainability initiatives for ExxonMobil, the SEC's Public Company Accounting Oversight Board, and the S&P ESG team behind the original Newsweek Green Rankings. He played a key role in launching the Greening Diplomacy Initiative under Secretary of State Clinton and later served as a Franklin Fellow at the U.S. State Department, defining sustainability for its $50 billion global real estate portfolio.

Prior to Green Diamond, Todd co-founded and led CadenceQuest, driving analytics for clients like Walmart, CVS, and the U.S. House of Representatives. He also helped launch Cvent, now a global leader in event management technology, and was a Manager at AMS (now CGI), co-inventing TEMPO, a groundbreaking environmental data management system.

Todd holds a Systems Science Engineering degree from the University of Pennsylvania and an Economics degree from Wharton, specializing in finance and investment.

**Limited Liability and Indemnification of our Manager and Others**

Subject to certain limitations, our operating agreement limits the liability of our Manager, its officers and directors, and affiliates, for monetary damages and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to our Manager, its officers and directors, and our affiliates.

Our Operating Agreement provides that to the fullest extent permitted by applicable law our Manager, its officers and directors, and affiliates will not be liable to us. In addition, pursuant to our operating agreement, we have agreed to indemnify our Manager, its officers and directors, and affiliates, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the company and attorney's fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to us or the operating agreement, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made party by reason of being or having been the Manager or one of our Manager's directors or officers.

The foregoing indemnification provisions do not apply to liability arising under the Securities Act, as, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

**Term and Removal of the Manager**

Our Operating Agreement provides that our Manager will serve as our manager for an indefinite term, but that our Manager may be removed by us, or may choose to withdraw as manager, under certain circumstances. There are no termination fees payable to the Manager upon withdrawal or removal of our Manager.

Our Unit holders may only remove our Manager at any time with 30 days prior written notice for "cause," following the affirmative vote of two-thirds of our Unit holders. "Cause" is defined as:

- Our Manager's continued breach of any material provision of the operating agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if our Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

- The commencement of any proceeding relating to the bankruptcy or insolvency of our Manager, including an order for relief in an involuntary bankruptcy case or our Manager authorizing or filing a voluntary bankruptcy petition;

- Our Manager committing fraud against us, misappropriating or embezzling our funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under the operating agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of our Manager or one of its affiliates and our Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of our Manager's actual knowledge of its commission or omission, then our Manager may not be removed; or the dissolution of our Manager.

Unsatisfactory financial performance does not constitute "cause" under the Operating Agreement.

Our Manager may assign its rights under our operating agreement in its entirety or delegate certain of its duties under the operating agreement to any of its affiliates without the approval of our Unit holders so long as our Manager remains liable for any such affiliate's performance.

In the event of the removal of our Manager, our Manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function. Our Manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function.

**Legal Proceedings**

To the best of our knowledge, none of our management team (including the Manager, and the Manager's officers, directors, and significant employees), during the past five years, has been involved in any legal proceeding of the type required to be disclosed under applicable Commission rules, or subject to a disqualifying event pursuant to Rule 262(a) of Regulation A.

## COMPENSATION OF MANAGERS AND EXECUTIVE OFFICERS

The executive officers of our Manager are hired and compensated by the Manager directly rather than by the Company. For the year ended December 31, 2024, our three highest paid executive officers were compensated by our Manager in the aggregate amount of $372,013 in cash and other compensation as shown in the table below. We do not anticipate altering our compensation arrangement to have any management compensated by the Company directly.

| Name | Capacity in which compensation was received (e.g., Chief Executive Officer, Director, etc) | Cash Compensation ($) | Other Compensation ($) | Total Compensation ($) |
|---|---|---|---|---|
| Doug Willmore[1] | CEO | $ 123,077 | $ 38,119 | $ 161,196 |
| Drake Swezey[1] | COO | $ 102,304 | 20,020 | $ 122,324 |
| Cathy Key[2] | CBDO | $ 82,071 | 6,422 | $ 88,493 |

_____

[1] Salaries are paid by the Manager, World Tree Technologies, Inc.

[2] Salaries are paid by a related party, World Tree Canada Inc.

The issuer currently has seven persons acting in the role of director. The aggregate annual compensation of our directors as a group for the fiscal year ended December 31, 2024, was $249,689.

## SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of December 31, 2024, World Tree USA, LLC's voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the Company's voting securities.

| Title of class | Name and address of beneficial owner | Amount and nature of beneficial ownership | Amount and nature of beneficial ownership acquirable | Percent of class |
|---|---|---|---|---|
| Voting Series B Units | World Tree Technologies, Inc. 2447 Pacific Coast Hwy, 2nd Floor, Hermosa Beach, CA 90254 | 10,000 Units Capital contribution | | 100% |

## DESCRIPTION OF ISSUER'S SECURITIES

The following table sets forth the issuer's outstanding securities as of December 31, 2024.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights | Other Rights |
|---|---|---|---|---|
| Series B Voting Units: | N/A | 10,000 | Yes | Yes, as described in this annual report |
| Series A 2016 COP Units: | N/A | 200,000 | No | No |
| Series A 2018 COP Units: | N/A | 1,187,152 | No | No |
| Series A 2020 Eco-Tree Units: | N/A | 4,398,472 | No | No |
| Series A Eco-Tree 2021 Units: | N/A | 2,944,265 | No | No |
| Series A Eco-Tree 2021 ACT Units: | N/A | 638,434 | No | No |
| Series A Eco-Tree 2021 CAN Units: | N/A | 62,440 | No | No |
| Series A Eco-Tree 2022 Units: | N/A | 636,603 | No | No |
| Series A Eco-Tree 2022 CAN Units: | N/A | 69,353 | No | No |
| Series A Eco-Tree 2022 ACT Units: | N/A | 161,701 | No | No |
| Series A ETP 2022 Units: | N/A | 37,000 | No | No |
| Series A SE 2022 Units: | N/A | 117,054 | No | No |
| Series A Eco-Tree 2023 Units: | N/A | 50,526 | No | No |
| Series A Eco-Tree 2023 CAN Units: | N/A | 2,000 | No | No |
| Series A Eco-Tree 2024 Units: | N/A | 508,403 | No | No |
| Series A Eco-Tree 2024 ACT Units: | N/A | 116,250 | No | No |
|  |  |  |  |  |
| Debt Securities: | None. |  |  |  |
| Debt: | None. |  |  |  |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | None. |
| Options: | None. |
| Other Rights: | None. |

The Company's Series A units are non-voting units and may not be diluted. However, the Series A units are materially limited and qualified by the rights of the holders of the Series B voting units, as the Series B voting unit holders retain 100% control of the Company. The Series A units do not reflect a voting equity position in the Company but rather rights to share in any profits generated by the harvest of a particular crop of trees.

**Restrictions on Transfer of the Securities Being Offered**

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

    (1)   to the Issuer;
    (2)   to an accredited investor;
    (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
    (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent of that of a spouse.

## INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

*We are subject to various conflicts of interest arising out of our relationship with our Manager and its affiliates. We discuss these conflicts below.*

**Our Affiliates' Interests in Other World Tree Entities**

*General*

The officers and directors of our Manager are also officers, directors, managers, and/or key professionals of other World Tree entities, including World Tree COP, Inc. These persons have legal obligations with respect to World Tree COP, Inc. that are similar to their obligations to us. In addition, in the future, these persons and other affiliates of our Manager may organize other Eco-Tree Program entities.

*Allocation of Land Opportunities*

From time to time, we may be faced with limited land available for planting of the ES Trees which our Manager will be required to allocate between the Company and its affiliates. Our Manager, in its sole discretion, will determine which lands will be allocated for the planting of ES Trees.

**Duties Owed by Management of Our Manager to Affiliates**

Our Manager's officers and directors and persons who perform services on behalf of our Manager are also officers, directors, managers and/or key professionals of World Tree COP, Inc. As a result, they owe duties to each of these entities and their respective members. These duties may from time-to-time conflict with the duties that they owe to us.

## REGULATORY INFORMATION

**Disqualification**

Neither the company nor any of its officers or manager is disqualified from relying on Regulation Crowdfunding.

**Ongoing Reporting Compliance**

The Company has previously made late filings under Regulation Crowdfunding.

**FINANCIAL STATEMENTS**

**WORLD TREE USA LLC**
**FINANCIAL STATEMENTS**

INDEX TO FINANCIAL STATEMENTS

# INDEPENDENT AUDITORS' REPORT

To the Management and Members
of World Tree USA LLC

## Opinion

We have audited the accompanying financial statements of World Tree USA LLC (the "Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, members' equity, and cash flows for the years then ended, and the related notes to the financial statements (the "financial statements").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

## Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully explained in Note 2 to the financial statements, the Company has incurred losses since inception, lacks revenues and requires additional capital to fund operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these factors are also described in Note 2. The Company's financial statements do not include any adjustments that might result from the outcome of these uncertainties should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to this matter.

## Emphasis of Matter

As discussed in Notes 1 and 4 to the financial statements, the Company paid monies to World Tree Technologies, Inc., the Company's manager (the "Manager"), for current and future costs in connection with its management agreement. Certain amounts paid to the Manager were expected to be for future services provided by the Manager; however, these amounts were expensed in the accompanying statement of operations during the years ended December 31, 2024 and 2023. Furthermore, at times, the Company has paid to the Manager amounts in excess of management fees contractually due to cover overhead and other costs incurred by the Manager in connection with their duties. These are also expensed in the accompanying statement of operations. Our opinion is not modified with respect to this matter.

## Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditors' Responsibility for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that our audit evidence is sufficient to provide a basis for our audit opinion.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

**Auditors' Responsibility for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain and understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbb*mckennon*
April 30, 2025
San Diego, California

**World Tree USA, LLC**
**Balance Sheets**
**As of December 31, 2024 and 2023**

| | As of December 31, | |
|---|---|---|
| | **2024** | **2023** |
| **Assets** | | |
| Current assets: | | |
| Cash | $ 10,975 | $ 264,682 |
| Receivables: | | |
| Related party receivable, net of allowance for doubtful accounts (Note 4) | 8,571 | - |
| Subscriptions and other receivables | 7,941 | - |
| Total current assets | 27,487 | 264,682 |
| Other assets: | | |
| Deposit on biological assets - related party - non-current | 169,002 | 355,743 |
| Biological assets | 1,309,129 | 1,261,468 |
| Total assets | $ 1,505,618 | $ 1,881,893 |
| **Liabilities and Members' Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 14,507 | $ 199 |
| Total current liabilities | 14,507 | 199 |
| Total liabilities | 14,507 | 199 |
| Members' equity: | | |
| Members' equity | 17,131,194 | 15,584,759 |
| Accumulated deficit | (15,640,083) | (13,703,065) |
| Total members' equity | 1,491,111 | 1,881,694 |
| Total liabilities and members' equity | $ 1,505,618 | $ 1,881,893 |

The accompanying notes are an integral part of these financial statements.


**World Tree USA, LLC**
**Statements of Operations**
**For the Years Ended December 31, 2024 and 2023**


| | 2024 | 2023 |
|---|---|---|
| Revenue: | $ - | $ - |
| | | |
| Operating expenses: | | |
| Professional fees | 70,034 | 91,772 |
| Sales and marketing | 61,395 | - |
| Management fees and operating costs - related party (Note 4) | 1,364,672 | 985,181 |
| Tree losses | 440,917 | 297,448 |
| Other expenses | - | 1,170 |
| | | |
| Total operating expenses | 1,937,018 | 1,375,571 |
| | | |
| Other Income | | |
| Interest income | - | 1,191 |
| | | |
| Net loss | $ (1,937,018) | $ (1,374,380) |
| | | |
| Weighted average membership unit - basic and diluted | 12,010,758 | 11,102,054 |
| Net loss per membership unit - basic and diluted | $ (0.16) | $ (0.12) |


The accompanying notes are an integral part of these financial statements.


# World Tree USA, LLC
## Statement of Members' Equity
### For the Years Ended December 31, 2024 and 2023

| | Members' Equity | | | | | |
|---|---|---|---|---|---|---|
| | Series A Units | | Series B Voting Units | | Accumulated | |
| | Shares | Amount | Shares | Amount | Deficit | Total |
| Balance at December 31, 2022 | 10,538,465 | $ 14,013,253 | 10,000 | $ 10,000 | $ (12,328,685) | $ 1,694,568 |
| Proceeds from sale of membership units, net of offering costs | 1,020,729 | 1,561,506 | - | - | - | 1,561,506 |
| Net loss | - | - | - | - | (1,374,380) | (1,374,380) |
| Balance at December 31, 2023 | 11,559,194 | 15,574,759 | 10,000 | 10,000 | (13,703,065) | 1,881,694 |
| Proceeds from sale of membership units, net of offering costs | 714,179 | 1,186,435 | - | - | - | 1,186,435 |
| Non-cash membership units issued on behalf of Manager | 240,000 | 360,000 | - | - | - | 360,000 |
| Net loss | - | - | - | - | (1,937,018) | (1,937,018) |
| Balance at December 31, 2024 | 12,513,373 | $ 17,121,194 | 10,000 | $ 10,000 | $ (15,640,083) | $ 1,491,111 |

The accompanying notes are an integral part of these financial statements.

**World Tree USA, LLC**
**Statement of Cash Flow**
**For the Year Ended December 31, 2024**

| | 2024 | 2023 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ (1,937,018) | $ (1,374,380) |
| Adjustments to reconcile net loss to net cash flows from operating activities: | | |
| Loss of biological assets | 440,917 | 297,448 |
| Management fees related to issuance of Non-Cash Units | 360,000 | - |
| Changes in operating assets and liabilities: | | |
| Accounts payable | 14,307 | (302) |
| Related Party Receivable | (8,571) | - |
| Net cash used in operating activities | (1,130,365) | (1,077,234) |
| Cash flows from investing activities: | | |
| Deposits and purchases of biological assets paid to related party | (301,836) | (240,040) |
| Net cash used in investing activities | (301,836) | (240,040) |
| Cash flows from financing activities: | | |
| Proceeds from sale of membership units | 1,257,872 | 1,667,021 |
| Offering costs | (71,437) | (105,515) |
| Subscriptions receivable | (7,941) | 16,362 |
| Net cash provided by financing activities | 1,178,494 | 1,577,868 |
| Net increase in cash | (253,707) | 260,594 |
| Cash as of beginning of the year | 264,682 | 4,088 |
| Cash as of end of the year | $ 10,975 | $ 264,682 |
| Supplemental disclosures of cash flow information: | | |
| Cash paid for interest | $ - | $ - |
| Cash paid for income taxes | $ - | $ - |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

WORLD TREE USA LLC ("WTUSA" or the "Company") was organized as a limited liability company in the state of Nevada on June 3, 2015. The Company's address is 2447 Pacific Coast Hwy, 2nd Floor, Hermosa Beach, CA 90254.

The purpose of the Company is to:

    (i)    participate in collective effort to reduce the carbon footprint of the Investors through conduct of the Eco-Tree Program;

    (ii)   produce income from the harvesting of Empress Splendor (ES) Trees acquired by the Company;

    (iii)  monetize carbon offset assets created by the Company;

    (iv)  make distributions to members upon harvesting ES Trees; and

    (v)   engage in such other activities as are reasonably incidental to the foregoing.

Risks and Uncertainties

The Company is in the pre-revenue generation stage. The Company's business and operations are sensitive to general business and economic conditions in the United States, and worldwide, along with governmental policy decisions. As this is a product grown in nature, a host of factors beyond the Company's control could cause fluctuations in these conditions. To mitigate these risks the Company has chosen to plant its ES Trees in different locations in five different countries.

The Company currently is dependent upon its manager, World Tree Technologies, Inc. ("WTT"), for all aspects of the Company's operations. WTT has been in existence in excess of 20 years, primarily focused on growing, cultivating and selling ES startlings, and has limited history, a period of approximately seven years, growing to maturity, cultivating and harvesting the ES Trees. WTT contracts directly with farmers to plant and grow the Company's trees, and the Company manages the process from planting through harvest and sale of the lumber. The Company may not be able to plant every ES Startling acquired in the same year the Offering closes, and plantings may be spread out over two or more years. WTT currently has limited arrangements for the harvesting and sale of its trees. Management of WTT has limited experience in negotiating such arrangements, however, they are in the process of expanding the network, including establishing a network of retailers to purchase the ES Trees. To date WTT has generated a limited amount of capital from the sale of ES Trees and/or any other biological asset.

When the Company fails to raise enough capital through the ETP to cover the full annual costs of the program, WTT has historically covered the shortfall by raising equity to cover operating costs or issuing a debt security by way of a convertible note program. WTT's main source of revenue to fund operations are management fees paid by the Company. Any amount paid to WTT above what was invoiced for is classified as additional management fees to aid in covering the cost of the ETP program, to maintain its stability and continued success. See Note 4 for additional information.

## NOTE 2 – GOING CONCERN

These financial statements have been prepared on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The business of the Company involves a high degree of risk due to the long-term nature of generating revenue from the harvesting of trees which the first harvest isn't anticipated until 2026.  The Company has significant commercial and economic interdependence with WTT as discussed in Notes 1, 4 and 6.  At present, WTT has limited cash flow generating activities and their operations are currently dependent on the Company's ability to raise capital.   These factors raise substantial doubt regarding the Company to continue as a going concern.

Management's Plans
During the year ended December 31, 2024, the Company issued 714,179 Series A Units for net proceeds of $1,186,435. The Company paid commissions under broker dealer arrangements totaling $48,817 in connection with the offering.

Subsequent to year end, the Company raised $250,358 in gross proceeds in exchange for the issuance of: 10,272 Series A Eco-Tree 2024 Units; and 98,014 Series A Eco-Tree 2024 ACT Units.

In addition to the above, the Company has raised a total of $71,400 in its 2025 Eco-Tree Program in exchange for the issuance of: 70,000 Series A ETP 2025 Units.

The Company plans on initiating a Reg CF offering in the near term.

Management believes that the current capital on hand and its planned offerings may not be sufficient to fund operations through a period of less than one year from the issuance date of these financial statements. There is no assurance that the Company will be able to raise the funds necessary to finance the Company's activities as disclosed in Note 1.

## NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk
We maintain our cash in bank deposit accounts, the balances of which at times may exceed federally insured limits. We continually monitor our banking relationships and consequently have not experienced any losses in our accounts. We believe we are not exposed to any significant credit risk on cash.

Cash Equivalents
Cash and cash equivalents consist of cash equivalents with initial maturities of three months or less.

Fair Value of Financial Instruments
The Company follows FASB ASC 820, Fair Value Measurements and Disclosures ("ASC 820") to measure and disclosure the fair value of its financial instruments. ASC 820 establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of fair value hierarchy defined by ASC 820 are described below:

Level 1    Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2    Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3    Pricing inputs that are generally unobservable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts reported in the Company's financial statements for cash, accounts payable and accrued expenses approximate their fair value because of the immediate or short-term mature of these financial instruments.

Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-marketing dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated.

Biological Assets
Biological assets consist of trees managed for future timber sales. Biological assets are carried at cost. The cost of trees consists of the purchase price plus costs incurred to bring the trees to the current location and condition.

The trees are recognized as biological assets when they are received by the Company's farmers. As of December 31, 2024 and 2023, 361,189 and 388,046 trees representing a cost of $1,309,129 and $1,261,468 respectively, were reported as biological assets.

The Company determined it was necessary to write-off a large number of trees for the year ended December 31, 2024, totaling $440,917 as compared with tree losses totaling $297,448 for the year ended December 31, 2023.

For every 2,000 Units issued related to the 2016, 2018, 2019/2020, 2021, 2022 and 2023 offerings, the Company will purchase up to 140 trees, which yield a harvest of approximately 110 tree per acre harvested; 30 additional trees per acre are available for replacement within the first two to three years. For units issued related to the 2024 offering, the company will purchase up to 185 trees, which yield a harvest of approximately 140 trees per acre harvested; 45 additional trees per acre are available for replacement within the first two to three years.

As of December 31, 2024, current and future tree plantings are summarized below:

| | 2016 Offering | 2018 Offering | 2020 Offering | 2021 Offering | 2022 Offering | 2023 Offering | 2024 Offering |
|---|---|---|---|---|---|---|---|
| Units Issued | 200,000 | 1,187,152 | 4,398,472 | 3,665,139 | 1,592,782 | 605,173 | 615,293 |
| Noncash units | - | 42,968 | 27,450 | - | - | - | 243,361 |
| Units issued for which trees will be planted | 200,000 | 1,187,152 | 4,398,472 | 3,665,139 | 1,592,782 | 605,173 | 858,654 |
| Total Trees to be Purchased[1] | 14,000 | 83,101 | 307,893 | 257,033 | 111,915 | 42,362 | 79,425 |
| Total Trees to be Planted[2] | 11,000 | 65,293 | 241,916 | 201,583 | 87,933 | 33,285 | 60,106 |
| Total Trees for replacement[3] | 3,000 | 17,807 | 65,977 | 54,977 | 23,982 | 9,078 | 19,320 |
| Total Trees Planted | 10,866 | 65,618 | 287,980 | 201,607 | 84,280 | 31,250 | 11,086 |
| Total Trees still to be Planted | 134 | - | - | - | 3,653 | 2,035 | 49,020 |

**Notes:**
1. Total trees to be purchased is based on 140 trees per 2,000 units for the 2016-2023 Series and 185 trees per 2,000 units for the 2024 Series.
2. Total trees to be planted is based on 110 trees per 2,000 units for the 2016-2023 Series and 140 trees per 2,000 units for the 2024 Series.
3. Total trees for replacements is based on 30 trees per 2,000 units for the 2016-2023 Series and 45 trees per 2,000 units for the 2024 Series.

Deferred Offering Costs
Costs associated with the offering of Units are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense.

Income Taxes
The Company is taxed as a Partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Series A Unit holders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since inception.  The Company currently is not under examination by any tax authority.

Net Loss per Unit
Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of membership units outstanding during the period, excluding Units subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per unit. Diluted net earnings or loss per unit reflect the actual weighted average Units issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per unit if their inclusion would be anti-dilutive. As of December 31, 2024 and 2023, there were no potentially dilutive securities.

Recent Accounting Pronouncements
The Company has reviewed all recent accounting pronouncements issued by the Financial Accounting Standards Board (FASB) and other authoritative bodies and has determined that none of the new pronouncements are applicable to the Company or are expected to have a material impact on the Company's financial statements as of and for the year ended December 31, 2024.

**NOTE 4 – RELATED PARTY TRANSACTIONS**

Series B Units
As at December 31, 2024 and 2023, WTT, the Manager of WTUSA, holds 10,000 Series B Units of WTUSA.

Management Fees – 2024 Series A Unit Offering
In connection with the 2024 Series A Unit offering fees expected to be payable to WTT consist of the following: 1) $2.33 per tree (biological asset), 2) $1.15 tree data and administration; 3) $3.65 farmer support; 4) $0.71 legal; 5) $0.75 farmer bonus; 6) $0.86 office overhead; 7) $1.92 marketing; 8) $2.65 management fees; 9) $0.70 investor relations; 10) $1.72 brokering lumber; 11) $0.27 impact reporting; and 12) $0.98 for accounting and annual reporting costs. The cost of trees, tree order staffing and administration and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions based on when it receives invoices from the Manager.

Management Fees – 2023 Series A Unit Offering
In connection with the 2023 Series A Unit offering fees expected to be payable to WTT consist of the following: 1) $3.45 per tree (biological asset), 2) $0.30 tree order staffing and administration; 3) $4.65 farmer support; 4) $0.45 legal; 5) $0.75 farmer bonus; 6) $0.25 office overhead; 7) $0.65 marketing; 8) $4.10 management fees; 9) $0.35 investor relations; 10) $2.45 brokering lumber; 11) $0.95 carbon credit verification; and 12) $0.65 for accounting and annual reporting costs. The cost of trees, tree order staffing and administration and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions based on when it receives invoices from the Manager.

Below is a summary of all payments made to WTT for deposits on biological assets for the years ended December 31, 2024 and 2023, respectively:

| Fee Description | Deposit on Biological Assets Balance 12/31/22 | Payments | Allocated to Biological Assets | Deposit on Biological Assets Balance 12/31/23 | Payments | Allocated to Biological Assets | Deposit on Biological Assets Balance 12/31/24 |
|---|---|---|---|---|---|---|---|
| Deposit on Future Tree Stock | $ 361,872 | $ 220,672 | $ (255,025) | $ 327,519 | $ 207,978 | $ (439,491) | $ 96,006 |
| Tree Order Staffing & Administration | 23,713 | 19,368 | (24,439) | 18,642 | 93,858 | (49,086) | 63,414 |
| Shipping & Handling | 11,687 | - | (2,105) | 9,582 | - | - | 9,582 |
| Total | 397,272 | $ 240,040 | $ (281,569) | $ 355,743 | $ 301,836 | $ (488,577) | $ 169,002 |

In addition to the payments detailed above, the Company made payments to WTT of $1,364,672 and $985,181 for the years ended December 31, 2024 and 2023, respectively, for expenses such as farmer support, management fees, lumber brokering, carbon credit verification and professional fees. Of the $1,364,672 paid in 2024, $360,000 was related to the issuance of non-cash units by request of the Manager. See Note 5.

See Notes 1, 3, 5 and 6 for additional related party transactions.

**NOTE 5 – MEMBERSHIP UNITS**

Series A Units

*Rights and Preferences*

Series A Members are holders of Series A Units and do not have voting rights. Series A Memberships (and corresponding Series A Units) are issued in sub-series. Each sub-series of Series A Units has rights to a percentage of distributable cash produced by one particular project. Each project shall be funded by only one subseries of Series A Units, and no two sub-series of Series A Units shall have rights relating to the same project. See below for allocation of profits and losses.

Series B Units

*Rights and Preferences*

Series B Members are holders of Series B Units and hold sole voting rights. All Series B Units have been issued and are held by the Manager. Series B Members have rights to a percentage of distributable cash produced by each and every project.

*2024 Transactions*
During the year ended December 31, 2024, the Company issued 714,179 Series A Units for net proceeds of $1,186,435. In addition, the Company issued 240,000 non-cash units on behalf of the Manager. The units, based on recent and similar sales value at the time, were valued at $1.50/unit for a total issuance value of $360,000. The

Company paid commissions under broker dealer arrangements totaling $48,817 in connection with the offering. Other offering costs, which offset the proceeds of the sale of the Series A units totaled $22,620.

*2023 Transactions*

During the year ended December 31, 2023, the Company issued 1,020,729 Series A Units for gross proceeds of $1,561,506. The Company paid commissions under broker dealer arrangements totaling $ 52,907 in connection with the offering. Other offering costs, which offset the proceeds of the sale of the Series A units totaled $52,608.

<u>Other Provisions</u>

Unless authorized to do so by the Manager, no Member, Unit Holder or group of Members or Unit Holders shall have any power or authority to bind the Company in any way, to pledge the Company's credit, to render the Company liable for any purpose, or to otherwise engage in the management of the Company.

Units have been recognized on the financial statements as equity when subscriptions have been accepted by the Company.

<u>Profits and Losses</u>

WTT enters into contracts with farmers whereby the net profits from the harvesting and sale of the biological assets are split 50/50 between the Company and the farmer. The Company's 50% profit, it any, is then split between the Series A and Series B Unit holders on a 50/50 basis.  Class A and Class B Units participate in the losses based upon their pro-rata amounts invested to the total invested until the investment is extinguished. After extinguishment, the losses are then split between the Series A and Series B Unit holders on a 50/50 basis.

Also see Note 6 below.

**NOTE 6 – SUBSEQUENT EVENTS**

Subsequent to year end, the Company has raised $250,358 in its 2024 Eco-Tree Program in exchange for the issuance of: 10,272 Series A Eco-Tree 2024 Units; and 98,014 Series A Eco-Tree 2024 ACT Units; No cash proceeds were received for the 150,000 Series A Eco-Tree 2024 Units issued on behalf of the manager.

In addition, the Company has raised a total of $71,400 in its 2025 Eco-Tree Program in exchange for the issuance of: 70,000 Series A ETP 2025 Units; No cash proceeds were received for the 72,000 Series A Eco-Tree 2025 Units issued on behalf of the manager.

As of April 30, 2025, the Company has paid/advanced $150,874 to WTT representing current and future management fees.

The Company has analyzed its operations from December 31, 2024 to April 30, 2024 – the date these financial statements were issued – and has determined that it does not have any other material subsequent events to disclose in these financial statements.

## SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**World Tree USA, LLC**

Date: May 1, 2025

By: _/s/ Douglas Willmore_

Name: Douglas Willmore

Title: CEO

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| _/s/ Douglas Willmore_ | CEO & Director | May 1, 2025 |
| _/s/ Catherine Key_ | President, CBDO & Director | May 1, 2025 |
| _/s/ Wendy Burton_ | Founder and Chair | May 1, 2025 |
| _/s/ Nathan Donohoe_ | CFO | May 1, 2025 |
| _/s/ Drake Swezey_ | COO | May 1, 2025 |
| _/s/ Todd Fein_ | Director | May 1, 2025 |
| _/s/ Allan English_ | Director | May 1, 2025 |
| _/s/ Filippo Bozotti_ | Director | May 1, 2025 |
| _/s/ Chris Wedding_ | Director | May 1, 2025 |
| _/s/ Jeff Nuss_ | Director | May 1, 2025 |
| _/s/ Mark Watson_ | Director | May 1, 2025 |